06038619

P.E.
12-31-05

SLS INTERNATIONAL, INC.

2005

ANNUAL REPORT

SLS INTERNATIONAL, INC.
1650 W. JACKSON
OZARK, MO, USA 65721
417 883-4549 FAX 417 883-2723

Dear Stockholder,

We had a challenging and exciting year at SLS International, Inc. in 2005. We started the year with an influx of a significant amount of cash from the sale of our Series C Preferred Stock and a move to our new headquarters building in Ozark, Missouri.

These events provided the opportunity to initiate our planned expansion of our Commercial business and to enter into the retail Consumer Electronics business. To market this expansion, in June 2005 we entered into a promotion agreement with Mark Burnett, executive producer of reality programs such as *Survivor*, *The Apprentice* with Donald Trump, and *Rock Star:INXS*. We also entered into a 100-store test market program with Wal-Mart stores to sell our Q-Line Silver home theater system, which we developed in conjunction with Quincy Jones. Unfortunately, sales of the Q-Line Silver home theater systems were below expectations, in part due to Wal-Mart's restrictions against promotional activity during the test market and our lack of brand-name recognition among retail consumers.

On the other hand, sales of our core, non-retail lines of loudspeakers continued to grow at a healthy pace, supporting a total revenue increase of approximately 97% over 2004. The growth was led by our Cinema line of loudspeakers, which accounted for 17% of total sales. We expect our Cinema line to be a growth leader in 2006 and beyond. We also introduced our first speakers using our patented Evenstar digital amplifiers and the initial reviews have been extremely positive. Our business plan calls for us to begin integrating this amplifier technology in many of our speakers in late 2006 and 2007 as well as introduce stand-alone amplifiers to sell to our Commercial and Cinema customers. We expect amplifier sales to become a significant portion of our revenue growth in the future and a substantial profit generator as the projected margins for these products well exceed the margins of our current speaker products.

We also expect retail sales to be much stronger in 2006 and beyond. In May 2006, our Q-Line Gold home theater systems began selling in Best Buy locations, totaling over 600 retail stores. The Q-Line Gold home theater systems will be featured on the popular television reality show *The Apprentice* with Donald Trump. We are optimistic about these events, as we anticipate the feature on *The Apprentice* to drive sales at Best Buy, unlike our test market at Wal-Mart, which had no supporting promotional activity.

In addition and even though we do not have any distribution channels set, we have completed tooling of one model of our new patent pending noise-canceling headphones and the initial working prototypes are receiving exceptional comments from test listeners. It is not certain when we will produce these headphones for sale, but we expect them to be well-received once they come to market.

As a result of the disappointing launch into the retail business in 2005, we incurred significant cash losses and have been encountering some liquidity issues that have affected our operations and our ability to fulfill our objectives. We are working with a variety of parties in an effort to alleviate these liquidity issues, as further described in the attached annual report. In February 2006 we sold our corporate facilities resulting in a $4,000,000 cash infusion and in May 2006 we entered into an accounts receivables agreement that will allow us to factor our receivables and have access to the cash from sales in a more timely manner.

There is little doubt that our financial results may have been disappointing to some in 2005. But we did almost double the previous year's sales for the third consecutive year. We did experience significant growing pains for a variety of reasons, but we are excited about our prospects in 2006 and beyond. We continue to receive validation that the sound quality of our loudspeakers and our amplifiers exceeds our competitors and we believe this advantage will lead to our ultimate success in the audio business.

On behalf of the Board of Directors and management of SLS, we thank you for your continued support.

Sincerely,

John M. Gott
Chairman of the Board and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

Commission file number 001-31323

SLS INTERNATIONAL, INC.

Incorporated under the Laws of the State of Delaware	**I.R.S. Employer Identification No. 52-2258371**

1650 W. Jackson, Ozark, Missouri 65721

(417) 883-4549

Securities Registered Pursuant to Section 12(b) of the Act:

Common Stock

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the Proxy Statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

The aggregate market value of our common stock held by nonaffiliates was approximately $45,277,301 on March 21, 2006. On March 21, 2006, 46,608,310 shares of our common stock were outstanding, and the closing price per share of our common stock was $1.13.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with our 2006 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART – I

ITEM 1. BUSINESS

We manufacture premium-quality loudspeakers and sell them through our dealer networks. The speakers use our proprietary ribbon-driver technology and are generally recognized in the industry as high-quality systems. We sell a Professional Line of loudspeakers; a Commercial Line of loudspeakers; Home Theater systems; a line for recording and broadcast studios; a line for contractor installations and touring companies; a line of in-wall, in-ceiling and outdoor loudspeakers; and a line for the cinema and movie theater market.

From the early 1990's through 1999 we derived substantially all of our revenue from marketing, renting, selling and installing sound and lighting systems under the name Sound and Lighting Specialist Inc. In June 1999, due to the favorable customer acceptance of our custom-designed loudspeaker systems, we ceased these historical operations and began focusing all efforts towards becoming a loudspeaker manufacturer and selling to dealers and contractors on a wholesale basis. As a result, we have been essentially in a development stage, as we are bringing to market products that we introduced in 2000 and 2001 and designing and bringing to market additional products.

One key element of our strategy has been to raise customer awareness by entering into endorsement and promotion agreements with several music and entertainment industry performers and producers, including Gordon Sumner (professionally known as "Sting"), Quincy Jones and Mark Burnett. Further, in an effort to begin selling to the retail market, our corporate sales department has recently targeted major "big box" retailers. In 2005, these efforts resulted in a 100-store test market of our Q-Line Silver home theater system (developed in conjunction with Quincy Jones) at a Fortune 50 retailer. In 2006, we plan to initiate sales of our Q-Line Gold home theater system (also developed in conjunction with Quincy Jones) at a major U.S. electronics retailer. We anticipate the launch of this retail program to coincide with a feature of the Q-Line Gold on the reality television show "Apprentice," produced by Mark Burnett, in the second quarter of 2006.

SLS International, Inc. was formed on July 25, 2000 and had no previous operations. On the same date, this corporation merged with Sound and Lighting Specialist Inc., its sole shareholder, and SLS International, Inc. was the surviving corporation. In 2004, we acquired Evenstar, Inc. through a merger with and into our subsidiary Evenstar Mergersub, Inc. The information in this section should be read together with the financial statements, the accompanying notes to the financial statements and other sections included in this report. Our executive offices are located at 1650 West Jackson, Ozark, Missouri, 65721, with telephone number (417) 883-4549.

Our website is www.slsloudspeakers.com. Our annual reports on Form 10-K (or Form 10-KSB) filed with the U.S. Securities and Exchange Commission are available on our website. Our quarterly reports on Form 10-Q (or Form 10-QSB) and current reports on Form 8-K are not yet available on the website, but we will provide electronic or paper copies of these reports free of charge upon written request.

Recent Events

On March 9, 2006, we announced the signing of a master Vendor Agreement with Best Buy Co., Inc. Under the terms of the Vendor Agreement, Best Buy will distribute the new Q Line Gold Home Theater Surround Sound System in 618 Best Buy locations throughout the U.S. commencing in May, 2006. The agreement provides that Best Buy will purchase the first 3,090 units of the Q Line Gold Home Theater Surround System that we supply. Following the sale of the initial order of 3,090 units, all additional units will be supplied to Best Buy on a consignment basis.

Development of Ribbon Driver Loudspeakers

The function of loudspeakers is the accurate reproduction of sound delivered to an audience, whether in small or large venues. Loudspeakers traditionally have consisted in part of a component called a compression driver to achieve high-volume sound. The compression driver makes the mid-range and high frequency or treble sounds and a woofer makes the low frequency or bass sounds. Compression drivers consist of a diaphragm enclosed in a chamber. The diaphragm is typically formed as a partial sphere, similar to a ball that has been cut in half. The edges of the diaphragm are then wound many times with a fine electrical wire called a voice coil. Electrical current from an amplifier is sent through the wire and the diaphragm vibrates to produce the sound wave. The diaphragm is enclosed in a chamber with the sound exiting out of a relatively small hole that increases the velocity of the sound, similar to forcing air or water through a small hole to increase its velocity. The disadvantage of the compression driver is that before the sound waves are forced through the small hole they first bounce around inside the chamber and become distorted, which tends to produce its own resonant sound resulting in listening fatigue for audiences.

Early versions of compression drivers used a diaphragm made of a linen-based manmade resin material. Today, compression drivers use a diaphragm made from aluminum or titanium and can produce the same high volume but with higher frequency sounds. Although today's compression drivers are superior to those of the past due to the new materials, the negative aspects of producing its own sound still exist to a degree because of the nature of the design of the compression driver.

Ribbon drivers work in a different manner than compression drivers. The diaphragm of the ribbon driver is a flat piece of mylar plastic or, in the case of our ribbon drivers, a high temperature Kapton plastic. These materials are considerably thinner and lighter than the linen or even the aluminum or titanium diaphragms of the compression drivers. The ribbon diaphragm is laminated on one side with a thin coating of aluminum. This aluminum is then chemically etched to leave wire-like traces of aluminum that act as a voice coil, vibrating the diaphragm when current is applied. The diaphragm of the ribbon driver is not in a chamber and is open and visible to the air. The sound waves are not restricted and therefore they do not have the resonant, and therefore distorted, properties of the compression driver. Because the diaphragm of the ribbon driver is so thin and light, it reacts quickly to the electrical signal and does not introduce new or resonated sounds created by the material of the diaphragm itself, resulting in a more pure reproduction of the sound source without adding tones from the ribbon driver.

In 2000, we retained Igor Levitsky, an electro-acoustics engineer, to develop a new technology ribbon driver for us. We requested that he develop two different-sized ribbon drivers and we paid a fixed fee for his work. The ribbon driver that we have developed uses new lightweight high-powered magnets and plastics that can withstand high temperatures. This design enables the speaker system to have increased power-handling ability and higher sound volume with substantial reliability and clarity.

As we developed our ribbon driver line of loudspeakers we relied on our Tef 20 computer acoustic measurement system to analyze and measure sound waves. This system is the industry standard used by most of the major loudspeaker manufacturers in the design and manufacture of loudspeaker systems. Our Tef 20 system indicated that the ribbon driver systems that we were designing were superior in several ways to compression driver systems. The ribbon driver system had a smoother frequency response. The level of mid-range sound and treble sound was more even and therefore the loudspeaker reproduced sound in a more natural manner. Also, the ribbon driver did not produce the same level of distortion when played at higher sound pressure levels, as compared to the compression driver. These attributes resulted in a positive customer reaction to the quality of sound.

The market for the ribbon driver product line is new and growing. Our future success is uncertain because the loudspeaker market is experiencing rapid technological advances, changing customer needs and evolving industry standards. To realize our expectations regarding our operating results, we will depend on:

- Market acceptance of our ribbon driver products
- Our ability to compete in quality, price and customer service for our products
- Our ability to develop, in a timely manner, new products and services that keep pace with developments in technology
- Our ability to meet changing customer requirements
- Our ability to enhance our current products and services and deliver them efficiently through appropriate distribution channels

We estimate that we spent $124,379 in 2005, $77,065 in 2004 and $31,435 in 2003 on research and development activities. None of these costs are borne directly by our customers.

Products

We sell our speaker systems in seven product lines:

- The Professional Contractor Speaker System, a more expensive "Professional" line
- The Universal Series Speaker System, a less expensive "Commercial" line
- The Home Theater Speaker Systems
- The Studio Series, for recording and broadcast studios
- The Ribbon Line Array (RLA) Series, for contractor installations and touring companies
- The Design Series, consisting of in-wall, in-ceiling and outdoor speakers for home theater and commercial installations
- The Cinema Line for the cinema and movie theater market

Sales of the Commercial line and Professional line of loudspeakers began in 2001. The Home Theater Systems, the Studio Series, the RLA Series and the Design Series were all developed in 2002 and 2003. In March 2004 we displayed our Cinema line of loudspeakers for the first time at the annual Show West Cinema trade show, and in December 2004, we made our first installation of cinema systems using ribbon drivers.

Our Professional Contractor Speaker System line now consists of eighteen models of speaker systems, each model consisting of a speaker cabinet and components of ribbon drivers that provide the treble sounds and woofers that provide the bass sounds. This line is usually sold to large contractors and installed in churches, theaters, school auditoriums, casinos, night clubs and touring production companies.

Our Commercial line, the Universal Series Speaker System, consists of lower-cost speakers that are designed to be sold by music stores for orchestras, disc jockeys and the less expensive commercial market. There are twelve models of different size, with less expensive components that produce varying sound levels and area coverage capabilities. These models are equal in quality to, but do not produce the sound levels of, our Professional Contractor Speaker System Line.

We recently developed a new line of loudspeakers for the home theater market. We intend to direct a substantial effort to capture a greater share of the home theater market. The home theater market requires equipment that uses five or more speakers placed around a room. This configuration provides the listener with "surround sound" similar to a movie theater experience. Almost all current movies are now produced in surround sound, which uses at least five speakers plus a sub-woofer system. Our Home Theater Loudspeaker System consists of four models that use the smallest unit of our Professional Contractor Loudspeaker System as their basis.

In 2005 we developed, in conjunction with Quincy Jones, a line of 5.1 Home Theater systems called the "Q-Line." We launched the Q-Line Silver in 2005 in a 100-store test market at a Fortune 50 retailer. We intend to launch the Q-Line Gold in 2006.

Our efforts in home theater marketing have led us to market and offer in-wall and in-ceiling speakers for the home theater and commercial segment of our industry. These products are called our Design Series and are being specified in many installations.

Due to the unique design of our ribbon drivers we have developed a new series of speaker systems for the contractor installation and touring sound reinforcement markets. These products are part of our new RLA Series. This line has been receiving high acclaim in the industry and we have installed this product line in many prestigious locations.

We have developed two new models of speaker systems for the recording studio and broadcast markets and have added them to our existing in-studio speaker that was originally part of our Professional line. We are now designating these three different speaker models as our Studio Series.

We re-packaged certain models of our Professional Contractor Sound Systems and Universal Series for the cinema and movie theater market by simplifying the cabinetry. In a typical movie house, the speakers are not displayed in view of the public, which allows for simplified cabinetry. The new cabinetry is designed to be less costly, as are the other components, which we expect to provide our representatives with a cost advantage in marketing our system to cinema owners. At present, a total of ten models have been repackaged for this line. They were introduced to cinema companies in 2004 and sales of the Cinema Line grew at a rapid pace in 2005.

Revenue from our ribbon driver product lines is expected to account for a material portion of our revenue for the foreseeable future. Our financial performance will depend on market acceptance of our ribbon driver technology and products. The sound system industry continually introduces technological developments, frequently announces new products, and has evolving industry standards and changing customer requirements. As a result, if our ribbon driver technology and product line do not rapidly achieve sufficient market acceptance, we may not be able to achieve expected revenues or profits.

Sales of each product line over the last three years, as a percentage of total sales, were as follows:

Product Line	2005	2004	2003
RLA Series	41.3%	41.1%	55.7%
Cinema Line	16.6%	3.5%	0
Professional Contractor	11.9%	14.2%	15.9%
Home Theater	11.4%	13.7%	10.2%
Universal Series	7.8%	14.1%	8.6%
Design Series	6.4%	6.5%	1.5%
Studio Series	1.6%	1.3%	2.7%
Miscellaneous	3.0%	5.6%	5.4%

Miscellaneous revenue primarily consists of spare and replacement parts.

Manufacturing And Sourcing

We generally design and manufacture our own cabinets for our product lines, and on occasion contract certain models manufactured by independent, established, local and other woodcrafters. These manufacturers construct the cabinetry to our specifications. Our ribbon drivers are either directly manufactured or purchased from a non-affiliated manufacturer. The manufacture of our own ribbon drivers has resulted in a meaningful reduction in costs, as well as greater quality control. and we expect that it will enable our products to be more competitively priced. We do not manufacture the woofers used in our speakers. The principal suppliers of our woofers are Belisle Acoustics, Eminence, PHL, Beyma, and Seas Speaker Component Manufacturers.

We use suppliers in foreign countries to produce components that are used in some models of our ribbon drivers and our headphone elements. Also, products used in our consumer and home theater product lines are manufactured by companies offshore. These companies are diverse and produce many products for other leading electronics companies and have capacities to deliver product quantities that far exceed our expected needs.

Our sources of supply of other component sub-parts are all competitively priced and we have a sufficient number of other sources of supply available to us should the need arise for additional components. If an existing relationship with any current supplier terminates, we do not expect to have any difficulty in replacing that source.

Our manufacturing and assembly operations for our core products, including our commercial and cinema lines, are performed at our headquarters in Ozark, Missouri. All of our fixed assets are located in the United States.

Sales And Marketing

Our corporate sales department and our independent consultants are building strong relationships with potential customers including several of the world's leading "big box" retail outlets. Also, the introduction of our Cinema Line in late 2004 and 2005 has been well received, resulting in rapid growth of this product line in 2005. These early results indicate that the Cinema Line will be a good source of revenue in the coming years.

One key element of our strategy has been to raise customer awareness by entering into endorsement and promotion agreements with several music and entertainment industry performers and producers, including Gordon Sumner (professionally known as "Sting"), Quincy Jones and Mark Burnett. Further, in an effort to begin selling to the retail market, our corporate sales department has recently targeted major "big box" retailers. In 2005, these efforts resulted in a 100-store test market of our Q-Line Silver home theater system (developed in conjunction with Quincy Jones) at a Fortune 50 retailer. In 2006, we plan to initiate sales of our Q-Line Gold home theater system (also developed in conjunction with Quincy Jones) at a major U.S. electronics retailer. We anticipate the launch of this retail program to coincide with a feature of the Q-Line Gold on the reality television show "Apprentice," produced by Mark Burnett, in the second quarter of 2006.

On March 1, 2006, we had a backlog of approximately $377,000 in orders, compared to approximately $182,000 on March 31, 2005.

Domestic. In addition to advertising in trade journals and attending industry conventions for promotion and sale of our products, we have established a network of dealers, contractors and distributors. Currently, we have approximately 200 dealers for our Professional and Commercial lines, 20 dealers for our Home Theater line, and 15 international distributors for our Professional, Commercial, and Home Theater lines. These outlets sell our products in approximately three-quarters of the U.S. and 15 foreign countries. The dealer agreements may be terminated without cause by either party on 30 days notice.

International. We are also engaged in marketing and promotion internationally. Our international business involves a number of risks, including:

- foreign currency exchange fluctuations
- political and economic instability
- difficulty in managing distributors or sales representatives
- tariffs and other trade barriers
- complex foreign laws and treaties including employment laws

Because our sales are in U.S. currency, foreign currency exchange fluctuations could materially affect us negatively. A decrease in the value of foreign currencies as they relate to the U.S. dollar could make the pricing of our products more expensive than products of our foreign competitors that are priced in foreign currencies. Because of the fluctuating exchange rates and our involvement with a number of currencies, we are unable to predict future operating results.

As a percentage of total sales, sales outside the U.S. accounted for 14.9% of sales in 2005, 20.5% in 2004, and 27.4% in 2003.

Competition

The market for loudspeakers is highly competitive, with competition based primarily on product performance, brand recognition and price. Our speakers compete favorably in both product performance and price, but we lack brand recognition. In addition, most of our competitors are larger and more established companies with larger technical staffs, larger marketing and sales organizations, and significantly greater financial resources than we have. As a result, such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They are able to devote greater resources to the development, sale and promotion of their products than we are able to devote. They may develop products that are superior in certain respects to our products or may develop products that achieve greater market acceptance.

The nature of the market for loudspeaker products is highly competitive, with constant innovation and new technology. As a result, our products may not compete as favorably in performance and price to products that our competitors may introduce in the future.

Our success will depend, in part, upon our ability to continue to increase sales in our targeted markets. We may not be able to compete successfully with our competitors and the pressures from competitors may have a material adverse effect on us. Our success will depend in large part upon our ability to increase our share of our target market and to sell additional products to existing customers. However, future competition could result in price reductions, reduced margins or decreased sales of our products.

Proprietary Technology

We are owners of proprietary ribbon driver technology for our PRD 500 models and PRD 1000 models, and we have one patent application directed to our ribbon driver technology.

On September 5, 2002, we filed a patent application entitled "planar ribbon electro-acoustic transducer with high SPL capability and adjustable dipole/monopole low frequency radiation" in the U.S. Patent Office. Although the patent application has been filed, we cannot be certain that a patent will issue from the application or that the patent would give us an advantage over our competitors. The planar ribbon transducer allows for a greater flexibility in frequency responses required for different applications, such as high-fidelity consumer systems and multiple-driver line arrays. The different internal volumes of the transducer allows for different low-frequency characteristics for the transducer. Also, due to the design of our ribbon driver transducers, they do not produce the level of distortion as compared to conventional compression driver and dome tweeter transducers that are used by our competitors.

On March 12, 2004, we acquired Evenstar, Inc., by a merger with and into our subsidiary, Evenstar Mergersub, Inc. As a result we became the owner of Evenstar's two patents that issued on May 13, 2003 and September 21, 2004 for Evenstar's digital amplification technology, which provides for substantially reduced production costs compared to amplifiers of comparable quality. These patents are directed to a Class D switching audio amplifier incorporating a four-state modulation that includes input-to-output drive, feedback signal isolation, dual topology output filtration and a low-inductance board layout. Since the acquisition of Evenstar, Evenstar's founder, an electrical engineer who joined SLS after we acquired his company, has been developing several models of the Evenstar amplifiers and making them ready for production. We introduced one of the models at the Audio Engineering Society convention in the fall of 2004 where it received a favorable response. The first Evenstar self-amplified SLS speakers became available in the fourth quarter of 2005 and are receiving favorable reviews by industry professionals. Also, several Evenstar models have been developed for consumer products similar to the new Q Line systems, and we expect to implement our designs into some of these new systems that are currently in the development stage.

On May 9, 2005 we filed a provisional patent application in the U.S. Patent Office disclosing a new Evenstar amplification technique incorporating a novel modulation scheme that greatly reduces distortion, noise, and electromagnetic interference. We then filed a non-provisional patent application on June 13, 2005 to protect all common subject matter and benefit disclosed within the provisional application. We entitled this new technology "Sigma Delta Amplification" and have incorporated it into our powered studio monitor PS8R which has been available since November 2005. Two additional powered studio monitors, PS1266 and PS1065, are also being designed to offer the Evenstar Sigma Delta Amplification technology and are expected to be available in 2006. We further plan to incorporate this technology along with the previous Evenstar patents in our powered professional products with expected availability in 2007.

On January 5, 2006, we filed a patent application in the U.S. Patent Office for a transducer, headphone and method for reducing noise. The patent application discloses planar ribbon transducer technologies that we are incorporating into our newly developed ribbon noise-canceling (RNC) headphone. Our RNC headphone offers dramatically improved noise reduction and higher sound quality than other noise-canceling headphones currently being offered in the headphone industry. Moreover, the filing of the patent application moves us a step closer to an anticipated product launch targeted for the third quarter of 2006. The RNC headphone incorporates a microphone, a planar ribbon transducer and an electrical circuit for producing and transmitting an anti-noise signal that cancels the sound waves of noise inside the ear cup of the RNC headphone. The technologies disclosed in the patent application also may be applicable to different variations of headset products that may bring new opportunities to us in the future.

Laws of some foreign countries do not protect or enforce proprietary rights to the same extent as do laws in the United States. Also, our domestic and international competitors may develop other technology that produces results similar to our technology. We expect that some loudspeaker models may be subject to patent infringement claims as the number of patents issued for products of our competitors grows. As a result, third parties may assert patent infringement claims against us in the future, and some of the claims may not be resolved in our favor. Any such claims, with or without merit, could be time-consuming and may result in costly litigation or may require us to enter into royalty or licensing agreements. The royalty or licensing agreements, if they become necessary, may not be available on terms that are favorable to us, or may not be available at all. In addition, we may be forced to commence litigation in the future to protect our trade secrets or proprietary rights, or to determine the validity and extent of the proprietary rights of others. Any litigation could result in substantial costs and diversion of our energy and resources.

Employees

As of March 1, 2006 we have a total of 52 employees, four of which are executive, six are administrative, seven are in marketing and sales, one is in technical communications, six are in engineering, and 28 are in production. In the past, we have employed additional temporary and part-time employees to meet production obligations and fill orders. There is presently no labor union contract between any union and us. We do not anticipate our employees will seek to form or join a union for the foreseeable future.

Business Strategy

Sales by our Professional, Commercial, Cinema and Design Series distributors, as well as sales by our corporate sales department to "big box "retailers, are expected to be our primary source of business in coming years. We have promoted our Professional, Commercial, Cinema and Design Series products primarily through our dealer and sales representative network, conventions and trade magazines.

As our products gain recognition for their high-quality sound in the Professional and Commercial markets, we expect to capitalize on our reputation to market extensively to retail consumers. Our initial foray into the retail market has begun with the distribution of our Q-Line home theater systems. The Q-Line Silver has been sold in a test market of 100 stores at a Fortune 50 retailer. The retailer prohibited any marketing of the product while in such stores, but the product gained some brand recognition as our loudspeakers were used on the reality-based television series "Rock Star: INXS." In 2006, we plan to initiate sales of our Q-Line Gold home theater system at a major U.S. electronics retailer. We anticipate the launch of this retail program to coincide with a feature of the Q-Line Gold on the reality television show "Apprentice," produced by Mark Burnett, in the second quarter of 2006. Achievement of our business plan depends in large part on a significant sales increase in 2006 as a result of the launch of the Q-Line Gold home theater system.

We intend to continue to develop products for additional segments of the consumer speaker markets, including personal sound systems that include headphones, MP-3 players, personal stereo docking stations, personal computer sound systems, and gaming system sound products as well as car audio and video systems. All of these markets have been reviewed and our technology has been implemented in several prototypes to compare to the competition. Our business plan includes the launch of one of these new products in 2006.

We manufacture our own ribbon drivers, which provides cost savings compared to the cost of purchasing compression drivers or ribbon drivers from third parties, as well as greater quality control. We believe that both the cost savings and the quality of the lower distortion, as demonstrated by our Tef 20 analysis device, provide us with competitive advantages to establish a place in the home, commercial and professional loudspeaker markets.

At the appropriate time, we intend to investigate possible strategic alliances with key industry participants to strengthen our image, our product components and our distribution pattern. We cannot be certain that a future alliance opportunity will present itself or, if an opportunity is presented, that it will result in a profitable working relationship.

Our ability to develop and effectively market our existing products and new products is highly speculative and dependent on the availability of capital, our suppliers' performance, consumer acceptance of our products, performance by our competitors, and other risks, some of which are set forth below under the heading "Risk Factors."

ITEM 1A. RISK FACTORS

An investment in our common stock involves various risks, including those described in the risk factors below. You should carefully consider these risk factors, together with all of the other information included and incorporated by reference in this report, before you decide to invest in our common stock. If any of the following risks, or any other risks not described below, develop into actual events, then our business, financial condition, results of operations, or prospects could be materially adversely affected, the market price of our common stock could decline further and you could lose all or part of your investment.

Risks Related To Our Business

We have a history of losses and may not be profitable in the future if we do not achieve sufficient revenue to absorb recent and planned expenditures.

We have experienced significant operating losses since investing in the development of ribbon driver technology in 1998 and, through December 31, 2005 have an accumulated retained deficit of approximately $36,799,515. If we do not achieve continued revenue growth sufficient to absorb our recent and planned expenditures, we could experience additional losses in future periods.

We will depend on Additional Capital.

Our ability to implement our strategy and expand our operations largely depends on our access to capital. To implement our long-term strategy, we plan to make ongoing expenditures for the expansion and improvement of our product line and the promotion of our products. To date, we have financed our operations primarily through sales of equity and the issuance of notes. We will need to issue additional equity or other securities to obtain the financing required to continue our operations. However, additional capital may not be available on terms acceptable to us. Our failure to obtain sufficient additional capital could curtail or alter our growth strategy or delay needed capital expenditures.

Our dependence upon third-party dealers for sales makes us vulnerable to the efforts of others which are beyond our control.

Our distributors may not continue their current relationships with us and they may give higher priority to the sale of our competitors' products. In addition, to be effective, distributors must devote significant technical, marketing and sales resources to an often lengthy sales cycle. Our current and future distributors may not devote sufficient resources to market our products effectively and economic or industry conditions may adversely affect their ability to market or sell for us. A reduction in sales efforts or a discontinuation of distribution of our products by any distributor could lead to reduced sales and greater net losses.

We may not gain market acceptance of our Ribbon Driver Technology.

We believe that revenues from our ribbon driver product line will account for a material portion of our revenue for the foreseeable future. Our future financial performance will depend on the market acceptance of our ribbon driver technology and products. To date, we have had limited sales of products containing our new technology ribbon drivers. If our ribbon driver technology and product line do not gain sufficient positive market acceptance, we may not achieve anticipated revenue, profits or continued viability.

In the Loudspeaker Market, we are subject to intense competition.

Although our ribbon driver loudspeaker products are relatively new and emerging, the markets for loudspeaker products are extremely competitive and we expect such competition to increase. The market for sound enhancement products in general is intensely competitive and sensitive to new product introductions or enhancements and marketing efforts by our competitors. The market is sustained by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. We expect to experience increasing levels of competition in the future. Although we have attempted to design our loudspeaker systems to compete favorably with competitive products, we may not be able to establish and maintain our competitive position against current or potential competitors. Aggressive competition could cause us to have sales and profitability below expectations.

If we are unable to hire or retain qualified and skilled personnel as necessary, we may not be able to develop new products or successfully manage our business.

We believe our success will depend in large part upon our ability to identify, attract and retain highly skilled managerial, engineering, sales and marketing, finance and operations personnel. However, we may not be successful in identifying, attracting and retaining such personnel. Our success also depends to a great degree upon the continued contributions of our key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success depends on John Gott, Chief Executive Officer. We presently maintain key person life insurance on Mr. Gott in the amount of $5 million, and we have an employment contract with him that expires in June 2008. If we experience the loss of the services of any of our key personnel, we may be unable to identify, attract or retain qualified personnel in the future. This could make it difficult for us to manage our business and meet key objectives, or achieve or sustain profits.

Our patent application may not be issued and even if it is issued, we still may not be able to adequately protect the patent or our other intellectual property.

In September 2002, we filed a U.S. patent application on one portion of our proprietary ribbon driver technology. Our success will depend in significant part on our ability to obtain, preserve and defend U.S. patent protection for this technology. The patent may not be issued from the patent application. The issuance of a patent is not conclusive as to its validity or enforceability and, if a patent is issued, it is uncertain how much protection, if any, will be given to our patent if we attempt to enforce it. Litigation, which could be costly and time consuming, may be necessary to enforce our current patents or any patent issued in the future or to determine the scope and validity of the proprietary rights of third parties. A competitor may successfully challenge the validity or enforceability of a patent or challenge the extent of the patent's coverage. If the outcome of litigation is adverse to us, third parties may be able to use our patented technology without payment to us. Even if we are successful in defending such litigation, the cost of litigation to uphold the patent can be substantial. On March 12, 2004, we acquired Evenstar, Inc., by a merger with and into our newly formed, wholly owned subsidiary, Evenstar Mergersub, Inc. Evenstar is the owner of one issued patent and a second patent that was issued in September 2004. The patents are for Evenstar's digital amplification technology, which provides for substantially reduced production costs compared to amplifiers of comparable quality. We filed two additional patents in 2005 and one more in January 2006.

It is possible that competitors may infringe our patents or successfully avoid them through design innovation. To stop these activities we may need to file a lawsuit. These lawsuits are expensive and would consume time and other resources. In addition, there is a risk that a court would decide that our patent is not valid, that we do not have the right to stop the other party from using the inventions, or that the competitor's activities do not infringe our patent.

Our competitive position is also dependent upon unpatented technology and trade secrets, which may be difficult to protect. Others may independently develop substantially equivalent proprietary information and techniques that would legally circumvent our intellectual property rights. Currently, we have not registered any potential trademarks and we may not be able to obtain registration for such trademarks.

The use of our technologies could potentially conflict with the rights of others.

Our competitors, or others, may have or may acquire patent rights that they could enforce against us. If our products conflict with patent rights of others, third parties could bring legal actions against us or our suppliers or customers, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to alter our products or obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms or at all. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial.

We must expand our operations to commercialize our products, which we may not be able to do.

We will need to expand and effectively manage our operations and facilities to successfully pursue and complete our commercialization efforts. We will need to add personnel, including management, and expand our capabilities, which may strain our existing managerial, operational, financial and other resources. To compete effectively and manage our growth, we must train, manage and motivate a substantially larger employee base, accurately forecast demand for our products and implement operational, financial and management information systems. In the event that we fail to expand or manage our growth effectively or if we cannot recruit qualified employees, our commercialization efforts could be curtailed or delayed.

We may acquire other businesses or technologies, and we may not be able to integrate and operate the acquisitions.

In March 2004 we acquired Evenstar, Inc. From time to time, we have considered the acquisition of other businesses or other technologies, and we continue to consider such acquisitions as opportunities arise. Some of these businesses and technologies, including Evenstar, are directly related to our business and others are not. If we make any such acquisitions, we may not be able to efficiently combine our operations with those of the businesses or technologies we acquire without encountering difficulties. These difficulties could result from a variety of issues, including incompatible operating practices, corporate cultures, product lines, or technologies. As a result, we may have difficulties in integrating, managing and operating the acquired businesses and technologies.

Risks Related to our Securities

Since our common stock is thinly traded, it can be subject to extreme rises or declines in price, and you may not be able to sell your shares at or above the price you paid.

You may have difficulty reselling shares of our common stock. You may not be able to resell your shares at or above the price you paid, or at a fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company.

Future Sales of Common Stock could depress the price of our Common Stock.

Future sales of substantial amounts of our common stock pursuant to Rule 144 under the Securities Act of 1933 or otherwise could have a material adverse impact on the market price for the common stock at the time. On March 6, 2006, there were approximately 15,746,613 outstanding shares of our common stock held by stockholders that are deemed "restricted securities" as defined by Rule 144 under the Securities Act. The resale of many of these shares has been registered on a registration statement filed with the U.S. Securities and Exchange Commission. Upon sale pursuant to such registration statement, the shares would no longer be restricted securities. Also, under certain circumstances, these shares may be sold without registration pursuant to the provisions of Rule 144. In general, under Rule 144, a person (or persons whose shares are aggregated) who has held the stock for one year may, under certain circumstances, sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the shares outstanding or the average weekly trading volume during the four calendar weeks preceding the notice of sale required by Rule 144. In addition, Rule 144 permits, under certain circumstances, the sale of restricted securities without any quantity limitations by a non-affiliate who has held the security for two years. Any sales of shares by stockholders pursuant to a registration statement or Rule 144 may have a depressive effect on the price of our common stock.

We may have liability for prior issuances of our stock.

From May 1, 2002 through May 10, 2004, warrant holders exercised 2,545,800 of our Class A Warrants and 22,600 of our Class B Warrants for a total of 2,568,400 shares of common stock. The warrant holders paid an aggregate of $1,340,700 for these exercises. From May 1, 2002 through May 10, 2004, the registration statement that we filed with the U.S. Securities and Exchange Commission to register the common stock issuable upon exercise of these warrants may not have been "current" because the registration statement had not been amended to include our most recent audited financial statements. As a result, the former warrant holders may be entitled to demand a rescission of their previous exercises of common stock. We intended to, but ultimately did not, make a rescission offer in 2005 to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. The rescission offer would require us to repurchase the shares of common stock issued upon exercise of the warrants at their original exercise price, $.50 for the Class A Warrants and $3.00 for the Class B Warrants, at each warrant holder's option. If all warrant holders accepted the rescission offer, we would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect. The current market price is over the $.50 exercise price of the Class A Warrants, and if that remains true, we would expect no former holders of Class A Warrants to accept any rescission offer. The current market price is below the $3.00 exercise price of the Class B Warrants. Only 22,600 Class B Warrants were exercised during the rescission offer period, making our potential rescission liability to the former Class B Warrant holders equal to $67,800 plus interest, which amount would be reduced to the extent of any sales of the underlying common stock by the former warrant holders.

We did not make the rescission offer in 2005, as we focused instead on capital-raising, new product launches, and other activities. In 2006, we intend to determine whether to make the rescission offer or to allow the statute of limitations to continue to run through their expiration under applicable state law.

Shares of Convertible Preferred Stock may not have been validly issued.

In 2001 - 2003, we sold shares of our Convertible Preferred Stock, which is sometimes reflected in our financial statements as our Series A Preferred Stock. We subsequently discovered that the certificate of designation for the Convertible Preferred Stock had not been filed, and we made such filing in December 2004. The delay in filing the certificate of designation may have resulted in the shares of Convertible Preferred Stock not being validly issued under Delaware law. To date, we have issued 1,891,473 shares of the Convertible Preferred Stock, all of which were issued prior to the filing of the certificate of designation and 44,000 of which remain outstanding on March 21, 2006. All other shares have converted to common stock on a 10-to-1 basis, at a conversion price of $0.25 per share. We believe that the conversion to common stock cures any issues related to the potential invalid issuance of shares of Convertible Preferred Stock. We may have rescission liability for the 44,000 shares that have not converted, subject to the prior expiration of applicable statutes of limitation.

Certain restrictive covenants may limit our ability to raise additional capital and affect other aspects of our business.

In our January 2005 private placement of Series C Preferred Stock and warrants, we entered into a securities purchase agreement with the investors. The agreement and the certificate of designation for the Series C Preferred Stock contain numerous covenants that limit our financing and other activities, including those described in the following paragraphs. In late 2005 and early 2006, we have been attempting to raise additional capital, and the restrictions contained in this agreement and the certificate of designation, have created a significant impediment to our capital-raising efforts.

So long as at least 3,750 shares of the Series C Preferred Stock are outstanding and held by the original purchasers thereof, we may not pay any cash dividends, make distributions, redeem or repurchase any capital stock, or repay or prepay any previously existing indebtedness of ours other than as expressly required pursuant to the terms of such indebtedness.

So long as any shares of the Series C Preferred Stock are beneficially owned by the original purchasers thereof, we may not issue or sell any rights, warrants or options to subscribe for or purchase our common stock, or any other securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, at an effective conversion, exchange or exercise price that varies or may vary with the market price of our common stock.

Prior to January 3, 2007, the investors in the January 2005 private placements have a right to participate in any issuance of equity securities, equity-linked securities, or convertible debt, subject to certain exceptions. The participation rights may prevent other potential investors from making offers for, or entering into agreements to purchase, our securities and thereby limiting our ability to raise capital.

If we issue our common stock at a price per share less than the then-current exercise price of the 6,000,000 warrants issued together with the sale of our Series C Preferred Stock, the exercise price of the warrants shall be adjusted downward pursuant to a formula set forth in the warrants.

We are obligated to redeem our Series C Preferred Stock upon the occurrence of certain events.

Pursuant to the terms of the certificate of designation for our Series C Preferred Stock, we are required to redeem the Series C Preferred Stock upon the occurrence of certain events, including the following:

- our common stock is suspended from trading on any of, or is not listed or quoted (and authorized) for trading on at least one of, the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market, the NASDAQ Capital Market or the OTC Bulletin Board for an aggregate of ten or more trading days in any twelve-month period;
- the registration statement that registered the resale of shares of common stock issuable upon conversion of the Series C Preferred Stock and exercise of the warrants, after being declared effective, cannot be used by the holders of Series C Preferred Stock for the resale of all of the common stock issuable to them for an aggregate of more than 20 days, subject to certain exceptions;

- we make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for us or for a substantial part of our property or business, or such a receiver or trustee shall otherwise be appointed;
- bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against us or any subsidiary of ours and if instituted against us or any of our subsidiaries by a third party, shall not be dismissed within 60 days of their initiation;
- if at least 3,750 shares of Series C Preferred Stock are outstanding and held by the original purchasers thereof and we do any of the following:

    (a) sell, convey or dispose of all or substantially all of our assets;

    (b) consummate specified mergers, consolidations or business combinations;

    (c) engage in transactions providing for sales or issuances by us or our stockholders that result in the purchaser owning or having the right to acquire greater than 35% of the outstanding shares of our common stock (calculated on a fully diluted basis); or

    (d) issue or agree to issue any equity or equity-linked securities or debt that is convertible into equity or in which there is an equity component, subject to certain exceptions;

- we either fail to make any payment with respect to any of our indebtedness in excess of $250,000, subject to certain exceptions, or default under any agreement binding us, subject to certain exceptions; or
- we breach any material term under the certificate of designation for our Series C Preferred Stock, the Series C Preferred Stock securities purchase agreement, the registration rights agreement or the warrants attached to the Series C Preferred Stock, subject to certain exceptions.

Any such redemption would be made at a premium in excess of the purchase price of the shares of Series C Preferred Stock, as determined by a formula set forth in the certificate of designation for the Series C Preferred Stock. These requirements may cause us to pay a significant amount of money to redeem the Series C Preferred Stock or may cause us to avoid taking certain actions in order to prevent the occurrence of such redemption requirement.

We may be required to pay substantial amounts to the investors in our January 2005 Private Placement upon the occurrence of certain events.

In connection with the January 2005 private placement of our Series C Preferred Stock and warrants, we agreed to file a registration statement to register the resale of shares of our common stock by the investors in the private placement. We have an obligation to register additional shares that may be issuable from time to time as a result of potential adjustments to the preferred stock and warrants. We filed a registration statement to register the resale of these shares, and the registration statement was declared effective in February 2005.

We could be required to pay amounts to each investor upon the occurrence of certain events, including (a) the number of the investors' shares registered on the registration statement is less than the number then issued or issuable to such investors pursuant to the Series C Preferred Stock and warrants; (b) sales of our common stock can not be made pursuant to the registration statement; or (c) our common stock is not traded, listed or included for quotation, as applicable, on the OTC Bulletin Board, American Stock Exchange or other stock exchanges or certain automated quotation systems. Each of the foregoing events are, to some extent, beyond our control.

If any of the foregoing events occur, then we would be required to pay each investor an amount equal to the product of (x) the number of shares of Series C Preferred Stock held by such investor (plus any shares of preferred stock that have been converted into shares of our common stock then held by such investor as if such shares of preferred stock had not been so converted) multiplied by the per share purchase price, multiplied by (y).02 for each thirty-day period prior to the elimination or termination of such event. Assuming that the 6,000,000 shares of Series C Preferred Stock originally issued remain the number outstanding during such periods, then the amounts payable pursuant to such provisions are $300,000 each thirty-day period.

ITEM 1B. UNRESOLVED STAFF COMMENTS

This item is inapplicable, as we currently have no unresolved staff comments.

ITEM 2. PROPERTIES

On February 10, 2006, following the sale of our headquarters, we entered into a Lease Agreement whereby we agreed to lease our headquarters, approximately 150,000 square feet, at 1650 W. Jackson, Ozark, Missouri from FRS, LLC, a Missouri limited liability company. Pursuant to the agreement, we agreed to lease the property for ten years, with a lease rate of $37,500 per month for the first five years and $43,750 per month thereafter, with adjustments and additional charges set forth in the agreement. Under the lease, we are responsible for expenses for taxes, insurance, maintenance and utilities at the property. For accounting and tax purposes, the lease is to be treated as an operating lease. The sole member of FRS, LLC is Rick Gregg. John M. Gott, our CEO and a Director, is a Manager and a Member owning a 50% interest in Bull Creek Ranch LLC. Rick Gregg is also a Member owning a 50% interest in Bull Creek Ranch LLC. Bull Creek Ranch, LLC is a former owner of the property at 1650 W. Jackson, Ozark Missouri, but was not a party to the purchase and sale, or the lease, described above. Nevertheless, due to the common ownership of Bull Creek Ranch LLC by Messrs. Gott and Gregg, FRS, LLC may be deemed as an affiliate of SLS International, Inc. for certain purposes. We believe that the sale of real estate and lease described above were consummated on arm's-length terms.

ITEM 3. LEGAL PROCEEDINGS

In 2003, we completed a private placement of shares of our Series A Preferred Stock. One of the investors in the private placement was Dr. Christopher H. Brown. Dr. Brown purchased 20,000 shares of the Series A Preferred Stock for $50,000. After we closed the offering, Dr. Brown claimed that he submitted two separate subscription agreements and two separate checks, one of which was in the name of Dr. Brown and the other in the name of his professional corporation, Christopher H. Brown, B.S. Dent., D.D.S., P.A. He specifically claims that his professional corporation sought to purchase an additional 24,000 shares of our Series A preferred stock for $60,000. We have informed Dr. Brown that we received only one subscription agreement and one check, and we have cashed only the one check. Nevertheless, Dr. Brown filed suit against us, alleging breach of contract and negligence, in the U.S. District Court for the Western District of North Carolina (Christopher H. Brown, M.D., v. SLS International, Inc., filed April 29, 2005). His First Amended Complaint seeks 24,000 preferred shares in exchange for his payment of $60,000, or alternatively "money damages in an amount to be determined at trial, based on SLS' failure to timely issue [him] 24,000 shares of preferred stock," in addition to other unspecified relief.

In February 2004, we entered into an agreement with the owners of SA Sound B.V. and SA USA, Inc., providing us with an option to acquire such companies at any time prior to February 27, 2004 for a purchase price of 370,000 euros. We paid 50,000 euros for this option. The option agreement entitled us to a return of the option purchase price if the sellers failed to negotiate such stock purchase agreement in good faith, or if our due diligence disclosed material adverse facts about the companies. After completion of our due diligence, we determined not to exercise the option, and we asserted our right to a return of the option purchase price. The sellers challenged the return of such price and we sued the escrow agent in the Supreme Court of the State of New York (SLS International, Inc. v. B&B Beneer B.V., Campex Holding B.V., Serge Van Tuyn and Marcel Van Tuyn filed July 27, 2004).

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

This item is inapplicable, as no matters were submitted to a vote of our security holders during the quarter ended December 31, 2005.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading on the Over-the-Counter Bulletin Board under the symbol "SITI.OB" on June 27, 2001. On October 13, 2005, we began trading on the American Stock Exchange under the symbol "SLS." The table below sets forth, by quarter, the sales information for our common stock as reported on the Over-the-Counter Bulletin Board and American Stock Exchange in our last two fiscal years. Prior to October 13, 2005, this information reflects bid prices, and thereafter sales prices. This information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Period	Low	High
Quarter Ended December 31, 2005	$0.97	$1.99
Quarter Ended September 30, 2005	$1.73	$2.52
Quarter Ended June 30, 2005	$1.90	$2.67
Quarter Ended March 31, 2005	$1.86	$3.04
Quarter Ended December 31, 2004	$1.47	$2.90
Quarter Ended September 30, 2004	$1.25	$2.85
Quarter Ended June 30, 2004	$2.21	$3.00
Quarter Ended March 31, 2004	$2.65	$3.46

On March 21, 2006, there were approximately 231 holders of record of our common stock, based on information furnished by our transfer agent. On March 21, 2006, the closing price of our common stock on the American Stock Exchange was $1.13 per share. We urge you to obtain current market quotations for shares of our common stock.

We have not paid any cash dividends in our past two fiscal years and do not anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings to fund the development and growth of our business. Any payment of dividends in the future will be at the discretion of our board of directors and will be dependent upon our earnings, financial condition, capital requirements and other factors deemed relevant by our board of directors.

Sales of Unregistered Securities, and Repurchases of Securities, during the 2005 Fourth Quarter

We did not issue any shares of common stock that were not registered under the Securities Act of 1933, as amended, and we did not repurchase any of our securities, during the quarter ended December 31, 2005.

Equity Compensation Plans

On December 31, 2005, we had the following securities issued and available for future issuance under equity compensation plans:

	(A) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A))
Equity compensation plans approved by security holders	2,270,000 shares of common stock	$1.62 per share common stock	1,875,000 shares of
Equity compensation plans not approved by security holders	4,141,529 shares of common stock	$2.28 per share	0
Total	6,411,529 shares of common stock	$1.70 per share of common stock	1,875,000 shares of common stock

For a description of the equity compensation plans not approved by our security holders (which consist solely of individual compensation arrangements for the benefit of consultants or pursuant to promotion agreements), see note 9 to our financial statements beginning on page F-1.

ITEM 6. SELECTED FINANCIAL DATA

FINANCIAL HIGHLIGHTS

	Year Ended December 31,				
	2001	2002	2003	2004	2005
Revenue	$ 353,797	$ 790,582	$ 968,245	$ 2,040,575	$ 4,015,099
Operating income (loss)	(1,001,462)	(2,215,26)	(4,125,208)	(8,646,333)	(11,409,071)
Net loss	(1,040,174)	(2,242,325)	(3,979,341)	(8,599,899)	(10,004,388)
Net loss per share	$ (0.06)	$ (0.14)	$ (0.23)	$ (0.38)	$ (0.29)
Cash and cash equivalents	48,390	4,240	1,482,786	10,712,858	195,573
Total assets	407,543	463,907	2,677,791	13,662,996	10,613,247
Long-term obligations	2,321	0	15,931	10,951	7,367
Shareholders' equity	(262,166)	(562,262)	2,248,489	12,645,461	8,749,853

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS RESULTS OF OPERATIONS OVERVIEW

We manufacture premium-quality loudspeakers and sell them through our dealer networks. The speakers use our proprietary ribbon-driver technology and are generally recognized in the industry as high-quality systems. We sell a Professional Line of loudspeakers; a Commercial Line of loudspeakers; Home Theatre systems; a line for recording and broadcast studios; a line for contractor installations and touring companies; a line of in-wall, in-ceiling and outdoor loudspeakers; and a line for the cinema and movie theater market.

From the early 1990's through 1999 we derived substantially all of our revenue from marketing, renting, selling and installing sound and lighting systems under the name Sound and Lighting Specialist Inc. In June 1999, due to the favorable customer acceptance of our custom-designed loudspeaker systems, we ceased these historical operations and began focusing all efforts towards becoming a loudspeaker manufacturer and selling to dealers and contractors on a wholesale basis. As a result, we have been essentially in a development stage, as we are bringing to market products that we introduced in 2000 and 2001 and designing and bringing to market additional products.

SLS International, Inc. was formed on July 25, 2000 and had no previous operations. On the same date, this corporation merged with Sound and Lighting Specialist Inc., its sole shareholder, and SLS International, Inc. was the surviving corporation. The information in this section should be read together with the financial statements, the accompanying notes to the financial statements and other sections included in this report.

RESULTS OF OPERATIONS

Year ended December 31, 2005 as compared to the year ended December 31, 2004. For the year ended December 31, 2005, revenue increased 97% to $4,015,099 from $2,040,575 in 2004; which itself was a 111% increase from the $968,245 in revenue achieved in 2003. This continued "doubling of revenue" is a result of the further roll-out of our product line and customer acceptance of our products. Our newest product line, the Cinema Line accounted for 16.6% of total 2005 revenue compared to less than 4% in 2004, representing an increase of more than eight fold in dollar volume in one year. Our "core" lines of the Professional, Design, and RLA series all increased in excess of 75% in 2005 over 2004 levels.

Gross profit percentage decreased to 24% in 2005 from 26% in 2004. During 2005, we moved our plant from a 35,000 square foot facility to our new location in Ozark, Missouri, which has 150,000 square feet. While our new facility significantly increases our production capacity, at the present time it is being underutilized until our volume of manufacturing activity increases. The move to the new building has increased our fixed plant costs. This increase in manufacturing overhead accounts for approximately 6% of our sales and therefore has reduced the gross profit rate by that amount. Had it not been for these additional costs our gross profit for 2005 would have increased to 30%. Improvement in our gross profit is expected as manufacturing volume increases faster than the fixed costs associated with our new facility.

General and administrative expenses for 2005 increased to $12,413,227 ($3,029,408 of which were non-cash charges) from $9,179,555 in 2004 ($5,166,737 of which were non-cash charges). The following table compares categories of our general and administrative expenses in 2005 to 2004:

	Year Ended December 31,	
	2005	2004
Non-cash G&A expense items:		
Charges for stock and options issued for consulting and investor relation Services	$ 2,500,453	$ 4,179,266
Charges for options issued to directors and officers	372,191	87,786
Impairment charge - Evenstar, Inc.	—	848,502
Depreciation	156,764	51,183
Total non-cash G&A expenses	3,029,408	5,166,737
Cash G&A expense items:		
Advertising and promotion	2,860,994	572,364
Professional fees, consulting & investor relations	2,677,415	1,409,918
Compensation	1,608,216	701,186
Travel & Entertainment	594,929	200,529
Facilities	331,635	57,244
Office Support	299,816	77,006
Acquisitions - BG deal expired	100,000	—
Impairment charge - Evenstar, Inc	—	300,000
Other cash G&A expenses	910,814	694,571
Total cash G&A expenses	9,383,819	4,012,818
Total G&A expenses	$ 12,413,227	$ 9,179,555

As shown in the preceding table, our cash G&A costs increased significantly in all areas. Advertising and promotional expenses increased a total of $2,288,631 due to increased activity in 2005 trade shows ($257,839), costs to produce demo and promotional units ($303,900), branding campaigns to achieve name recognition with retail customers ($1,005,805), promotional and educational videos ($52,500), and general increases in traditional media and collateral material ($668,587). The additional 22 employees at December 31, 2005 over December 31, 2004, including two new executives, additions to the administrative, sales, and engineering staffs, and new personnel in production increased total cash compensation (including benefits and taxes) by $907,030. Legal and accounting fees increased by $218,248 and consulting and investor relation services increased $1,049,249 for a total increase in Professional Fees and Consulting costs of $1,267,498. Included in this category are costs in excess of $600,000 directly attributable to compliance and additional audit costs of the Sarbanes Oxley Act, all incurred during 2005. Travel and entertainment costs associated primarily with more employees and increased sales and promotion activities increased $394,400 during 2005 over 2004. The move to our new facility resulted in increased insurance, building upkeep, and utilities amounting to $274,391.

Non-cash costs decreased by $2,137,329. Increased compensation costs from stock options provided to officers and directors amounted to $284,405. Increased depreciation from our investment in plant and equipment was $105,581. Total stock based payments to consultants decreased a total of $1,678,813, comprised of a $723,183 increase in investor relations programs offset by a decrease of $2,041,730 in marking and promotional programs. Nearly all of the increase in investor relations programs arose from our CEO's grants of his personal stock or options for such stock to consultants of the Company. The decrease in promotional payments is due to the fact that most of the cost of our promotional agreements with Sting, Quincy Jones, and Mark Burnett occurred in 2004.

In 2005 we reported a net loss of $10,004,338 as compared to a net loss of $8,599,899 in 2004. The loss from operations in 2005 amounted to $11,463,955 compared to the loss from operations in 2004 of $8,646,333.

Other income increased to $1,459,567 in 2005, compared to other income of $46,424 in 2004, due primarily to a non cash gain of $1,506,112 on the change in the valuation of our Class D warrants and interest income of $192,967 from certificates of deposits on hand during 2005. This gain was partially offset by the loss of $234,000 incurred when we moved out of our prior headquarters in Springfield, Missouri.

Year ended December 31, 2004 as compared to the year ended December 31, 2003. For year ended December 31, 2004, revenue increased to $2,040,575 from $968,245 in 2003, as a result of the further roll-out of our product line and customer acceptance of our products. Gross profit percentage decreased to 26% in 2004 from 38% 10 2003, primarily as a result of new personnel that were in training and sales of several large systems at high promotional discounts.

General and administrative expenses in 2004 increased to $9,179,555 ($5,166,737 of which were non-cash charges) from $4,492,237 in 2003 ($1,799,248 Of which were non cash charges).

Included in the increased general and administrative expenses are one-time charges totaling $1,658,889 for promotional services provided by performing artist Quincy Jones through Global Drumz, Inc. Of these charges, $1,408,889 are included as non-cash charges for stock and options issued for consulting and investor relations services and $250,000 are included as cash charges for consulting and investor relation services.

In 2004, we reported an increased net loss of $8,599,859 as compared to a net loss of $3,979,341 in 2003, primarily as a result of the increased general and administrative expenses as well as a decrease in other income, which were partially offset by increased revenue.

Other income decreased to $46,434 in 2004, compared to other income of $145,864 in 2003, due primarily to other income recognized in 2003 from the write-off of accounts payable.

Contractual Obligations

	Total	Less than 1 year	1-3 years	More than 3 years
Capital Lease Obligations	$ 11,743	$ 4,376	$ 7,367	-0-
Purchase Obligations	$ 150,000	$ 150,000	-0-	-0-

Financial Condition

On December 31, 2005, our current assets exceeded current liabilities by $3,721,485 as compared to December 31, 2004 when our current assets exceeded current liabilities by $12,229,108. On December 31, 2005, total assets exceeded total liabilities by $8,749,855 compared to December 31, 2004 when total assets exceeded total liabilities by $12,645,461. The decrease in working capital of $8,507,623 was due primarily to the use of cash to fund our operating loss, an increase in inventory of $2,284,648, the use of $3,500,000 for the February 2005 purchase of our new headquarters building in Ozark, Missouri, and other improvements and equipment purchases of $1,142,660; offset by an increase in accounts payable and other current liabilities of $849,442.

In 2005, 2004 and 2003, we entered into consulting agreements that required us to issue an aggregate of 4,115,452 shares of common stock; options to purchase 100,000 shares of Class A Preferred Stock (each such share of preferred stock is convertible into 10 shares of common stock), and options to purchase 2,500,000 shares of our common stock. Total expenses accrued under such agreements were $3,452,802, $2,141,938 of which has been amortized through December 31, 2005, and the remainder of which is to be amortized in subsequent periods over the respective terms of such agreements. The difference between such total expenses and the amount amortized is reflected as unamortized cost of stock issued for services on the balance sheet.

Accounts receivable increased 126% to $614,048 on December 31, 2005, compared to $271,429 on December 31, 2004. This increase was primarily due to the increased sales volume in 2005, especially fourth quarter of 2005 over the same period of 2004

Net fixed assets increased to $4,925,400 on December 31, 2005, from $437,304 a year earlier, due primarily to the February 2005 purchase of our new headquarters building and the purchase of a motor coach and new equipment, including office furniture and computers.

Accrued liabilities decreased to $172,919 on December 31, 2005 from $630,503 on December 31, 2004, because in 2004 we had $600,000 of accrued finder's fees payable in connection with the deposits on sales of Series C Preferred Stock, which closed in January 2005, as described below.

We have experienced operating losses and negative cash flows from operating activities in all recent years. The losses have been incurred due to the development time and costs in bringing our products through engineering and to the marketplace. In addition we have not paid notes payable and accounts payable on due dates. The report of our accountants contains an explanatory paragraph indicating that these factors raise substantial doubt about our ability to continue as a going concern.

Compared to year-end 2004, we are currently experiencing a significant decrease in our cash position, as we only had $195,573 in cash on December 31, 2005. This decrease was caused by an increase in inventories of $2.5 million (40% of which is represented by the Q-line Silver home theater systems), an increase in our fixed assets of $4.9 million mainly due to the purchase of our new headquarters building in Ozark, Missouri as well as other improvements and equipment, and the use of funds for our operating loss of $8 million; all which are partially offset by the $4.9 million in cash received by sale of our stock. In February 2006, we sold the headquarters building for gross proceeds of $4 million, temporarily improving our cash position. However, we still will be required to raise additional capital in or prior to the second quarter of 2006, or our operations and our ability to continue as a going concern will be significantly affected by capital constraints.

In 2004 we privately sold our Series B Preferred Stock for total net proceeds of $5,102,250 in a private placement that commenced in March 2004 and closed in July 2004. We received funds from time to time upon sale of the preferred stock and placed the proceeds into our working capital upon receipt. Each share of Series B Preferred Stock was convertible into ten shares of our common stock six months after purchase. Prior to conversion, the shares have no voting rights. Attached to each preferred share are ten of our class C warrants. Each Class C Warrant has a term of three years and provides the right to purchase one share of our common stock at $7.00 per share. The Class C Warrants are immediately exercisable and detachable from the preferred share. If the average closing market price for our common stock is equal to or greater than $10.50 per share for a period of 30 days, then we are entitled to repurchase such warrants, with 30 days notice, at a price of $.001 per warrant.

On January 4, 2005, we completed a private placement of our Series C Convertible Preferred Stock for an aggregate purchase price of $15 million. The investors also received five-year warrants to purchase an aggregate of 6,000,000 shares of our common stock at an exercise price of $6.00 per share, subject to certain adjustments. The preferred stock is initially convertible, at the holder's option, into an aggregate of 6,000,000 shares of our common stock, at a conversion price of $2.50 per share, subject to certain adjustments, and accrues a 6% premium to the stated value of the shares of preferred stock, which would be convertible into additional shares of common stock. We may redeem the warrants (or require the holder to exercise them) and may require holders to convert the preferred stock to common stock if certain conditions are met. On December 31, 2004, we were holding a deposit of $8,849,420, reflected on the consolidated balance sheet as "Deposits on Preferred Stock, Series C," which was applied to the purchase of Series C Preferred Stock on January 4, 2005.

There is intense competition in the speaker business with other companies that are much larger and national in scope and have greater financial resources than we have. We will require additional capital to continue our growth in the wholesale speaker market. We are relying upon our ability to obtain the necessary financing through the issuance of equity and upon our relationships with our lenders to sustain our viability.

In the past, we have been able to privately borrow money from individuals by the issuance of notes and have sold our stock to raise capital. However, we cannot be certain that we will continue to be able to successfully obtain such financing. If we fail to do so, we may be unable to continue as a viable business.

Over the last few months of 2005 and the beginning of 2006, we have been trying to raise capital in either debt or equity financings, but have not yet been able to obtain capital on terms that are acceptable to us. The terms of our financing with the purchasers of our Series C Preferred Stock in January 2005 have created a significant impediment to our financing efforts. Among other issues, the terms of the Series C Preferred Stock prohibit us from raising in excess of $10 million in debt financing, prohibit us from securing the debt with any assets other than our inventory and accounts receivable, and require us to redeem the Series C Preferred Stock at a premium upon the issuance of any equity. Our inventory and accounts receivable do not provide an asset base that is sufficient for traditional asset-based lenders to provide $10 million in debt financing. In addition, potential investors have proposed several transactions on terms that would require consent of the holders of the Series C Preferred Stock, but the holders have either refused to provide their consent or have required additional conditions or consideration in order to provide such consent, and we have deemed such additional conditions or consideration to be unacceptable. We may not be able to obtain financing sufficient to fulfill our business plan or to otherwise maintain our operations, or if obtained, the terms of such financing may be on terms that are excessively costly, either directly or as a result of their effect on existing obligations, including the terms of the Series C Preferred Stock.

Forward-Looking Information

This report, as well as our other reports filed with the SEC and our press releases and other communications, contain forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Forward-looking statements include all statements regarding our expected financial position, results of operations, cash flows, dividends, financing plans, strategy, budgets, capital and other expenditures, competitive positions, growth opportunities, benefits from new technology, plans and objectives of management, and markets for stock. These forward-looking statements are based largely on our expectations and, like any other business, are subject to a number of risks and uncertainties, many of which are beyond our control. The risks include those stated in the "Risk Factors" section of this report and economic, competitive and other factors affecting our operations, markets, products and services, expansion strategies and other factors discussed elsewhere in this report and the other documents we have filed with the Securities and Exchange Commission. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this report will in fact prove accurate, and our actual results may differ materially from the forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our only current borrowing is a note payable on equipment in the principal amount of $11,743 at December 31, 2005, which bears interest at a fixed rate of 5.16% and matures in September 2008.

We have no other investments that are subject to market risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the financial supplement, beginning on page F-1.

SLS INTERNATIONAL, INC.

December 31, 2005

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

This item is inapplicable, as no such changes or disagreements have occurred.

ITEM 9A. CONTROLS AND PROCEDURES

As of March 1, 2006, our Chief Executive Officer and our Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005 for purposes of preparation of this Annual Report on Form 10-K.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on our assessment we concluded that, as of December 31, 2005, our internal control over financial reporting was effective based on those criteria.

Our management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2005 has been audited by Weaver & Martin LLC, an independent registered public accounting firm. Their report appears on page F-1.

During the last quarter of 2005, there was no significant change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART – III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this item is incorporated by reference from our 2006 Proxy Statement that will be filed within 120 days after the end of the 2005 calendar year.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference from our 2006 Proxy Statement that will be filed within 120 days after the end of the 2005 calendar year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference from our 2006 Proxy Statement that will be filed within 120 days after the end of the 2005 calendar year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item is incorporated by reference from our 2006 Proxy Statement that will be filed within 120 days after the end of the 2005 calendar year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is incorporated by reference from our 2006 Proxy Statement that will be filed within 120 days after the end of the 2005 calendar year.

PART – IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements and Schedules.

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibits.

The exhibits to this Report are listed below. Other than exhibits that are filed herewith, all exhibits listed below are incorporated herein by reference. Exhibits indicated by an asterisk (*) are the management contracts and compensatory plans, contracts or arrangements required to be filed as exhibits to this Report.

Exhibit	Where Located
Amendment and Restatement of Certificate of Incorporation	Exhibit 3(ii) to Registration Statement on
Form SB-2 filed August 15, 2000	
Certificate of Amendment to Certificate of Incorporation	Appendix A to Definitive Proxy Statement, filed May 12, 2005
Certificate of Designations, Convertible Preferred Stock	Exhibit 3.1 to Form 8-K filed January 6, 2005
Certificate of Designations, Series B Preferred Stock	Exhibit 4.1 to Form 10-QSB filed August 13, 2004
Certificate of Designation, Series C Preferred Stock	Exhibit 3.2 to Form 8-K filed January 6, 2005
By-Laws	Exhibit 3(iii) to Registration Statement on Form SB-2 filed August 15, 2000
Amendment to By-Laws (Article VIII)	Exhibit 3.4 to Annual Report on Form 10-KSB filed March 30, 2004
Amendment to By-Laws effective January 31, 2005	Exhibit 3.1 to Form 8-K filed February 4, 2005
Specimen Certificate of Common Stock	Exhibit 4(i) to Amendment No. 1 to Registration Statement on Form SB-2 filed December 1, 2000
Form of Class C Warrant	Exhibit 4.2 to Form 10-QSB filed August 13, 2004
Form of Distributor Agreement	Exhibit 10(iv) to Amendment No. 2 to Registration Statement on Form SB-2 filed January 16, 2001
2000 Stock Purchase and Option Plan*	Exhibit 99(i) to Registration Statement on Form SB-2 filed August 15, 2000
Form of Option*	Exhibit 99(ii) to Registration Statement on Form SB-2 filed August 15, 2000
Option Agreement, dated as of May 19, 2003, between the Company and Steerpike (Overseas) Ltd.	Exhibit 10.1 to Form 10-QSB filed August 14, 2003
Employment Agreement, dated March 12, 2004, between SLS International, Inc. and Joel A. Butler	Exhibit 10.2 to Form 8-K filed March 17, 2004
Consulting Services Agreement, dated November 10, 2003, between SLS International, Inc. and William F. Fischbach	Exhibit 10.43 to Annual Report on Form 10-KSB filed March 30, 2004
Stock Option Agreement, dated February 9, 2004, between SLS International, Inc., and Ryan Schinman	Exhibit 10.1 to Quarterly Report on Form 10-QSB filed May 17, 2004

Exhibit	Where Located
Letter Agreement, dated May 19, 2004, between SLS International, Inc., and Kenny Securities Corp.	Exhibit 10.2 to Quarterly Report on Form 10-QSB filed May 17, 2004
Promotion Agreement, dated June 2, 2004, between SLS International, Inc. and Global Drumz, Inc.	Exhibit 10.1 to Form 10-QSB filed August 13, 2004
Option Agreement, dated June 2, 2004, between SLS International, Inc. and Global Drumz, Inc.	Exhibit 10.2 to Form 10-QSB filed August 13, 2004
Redeemable Warrant, dated June 2, 2004, issued by SLS International, Inc. in favor of Global Drumz, Inc.	Exhibit 10.3 to Form 10-QSB filed August 13, 2004
Redeemable Warrant, dated March 23, 2004, issued by SLS International, Inc. in favor of Kenny Securities Corp.	Exhibit 10.4 to Form 10-QSB filed August 13, 2004
Strategic Alliance Agreement Addendum, dated October 19, 2004, between Bohlender-Graebener Corporation and SLS International, Inc.	Exhibit 10.1 to Form 10-QSB filed November 15, 2004
Consulting Services Agreement, dated December 8, 2004, between SLS International, Inc. and W. Curtis Hargis, Co.	Exhibit 10.1 to Form 8-K filed December 17, 2004
Lease Agreement, dated December 4, 2004, between Bull Creek Ranch LLC and SLS International, Inc.	Exhibit 10.2 to Form 8-K filed December 17, 2004
Non-Exclusive Finder's Agreement, dated December 8, 2004, between SLS International, Inc. and The Shemano Group, Inc.	Exhibit 10.1 to Form 8-K filed January 6, 2005
Option Agreement, dated as of May 19, 2003, between SLS International, Inc. and Beth Broday	Exhibit 10.2 to Form 8-K filed January 6, 2005
Securities Purchase Agreement, dated January 3, 2005, among SLS International, Inc., Baystar Capital II, L.P., PSO Trading IV, LLC, HFTP Investment L.L.C., and Royal Bank of Canada	Exhibit 10.3 to Form 8-K filed January 6, 2005
Registration Rights Agreement, dated January 3, 2005, among SLS International, Inc., Baystar Capital II, L.P., PSO Trading IV, LLC, HFTP Investment L.L.C., and Royal Bank of Canada	Exhibit 10.4 to Form 8-K filed January 6, 2005
Warrant, dated January 4, 2005, issued to Baystar Capital II, L.P.	Exhibit 10.5 to Form 8-K filed January 6, 2005
Warrant, dated January 4, 2005, issued to PSO Trading IV, LLC	Exhibit 10.6 to Form 8-K filed January 6, 2005
Warrant, dated January 4, 2005, issued to HFTP Investment L.L.C.	Exhibit 10.7 to Form 8-K filed January 6, 2005
Warrant, dated January 4, 2005, issued to Royal Bank of Canada	Exhibit 10.8 to Form 8-K filed January 6, 2005

Exhibit	Where Located
Consulting Agreement, dated January 31, 2005 and effective as of November 18, 2004, between SLS International, Inc. and 3CD Consulting, LLC	Exhibit 10.2 to Form 8-K filed February 4, 2005
Promotion Agreement, dated June 14, 2005, by and among SLS International, Inc., JMBP, Inc. and Mark Burnett	Exhibit 10.1 to Form 8-K filed June 20, 2005
Option Agreement, dated June 14, 2005, between SLS International, Inc. and Mark Burnett	Exhibit 10.2 to Form 8-K filed June 20, 2005
Warrant Certificate, dated June 14, 2005, issued by SLS International, Inc. in favor of Mark Burnett	Exhibit 10.3 to Form 8-K filed June 20, 2005
2005 Stock Incentive Plan*	Appendix B to Definitive Proxy Statement filed May 12, 2005
Employment Agreement, dated June 17, 2005, between SLS International and John M. Gott*	Filed as Exhibit 10.1 to our Form 10-Q filed August 15, 2005
Employment Agreement, dated June 17, 2005 between SLS International and Steven Lamar*	Filed as Exhibit 10.2 to our Form 10-Q filed August 15, 2005
Employment Agreement, dated June 17, 2005, between SLS International and Michael L. Maples*	Filed as Exhibit 10.3 to our Form 10-Q filed August 15, 2005
Form of Nonstatutory Stock Option Agreement under 2005 Stock Incentive Plan*	Filed as Exhibit 10.4 to our Form 10-Q filed August 15, 2005
Form of Restricted Stock Agreement under 2005 Stock Incentive Plan*	Filed as Exhibit 10.5 to our Form 10-Q filed August 15, 2005
Real Estate Purchase Agreement, between SLS International, Inc. and FRS, LLC, dated February 10, 2006	Exhibit 10.1 to Form 8-K filed February 14, 2006
Lease Agreement, between SLS International, Inc. and FRS, LLC, dated February 10, 2006	Exhibit 10.2 to Form 8-K filed February 14, 2006
Amendment to Employment Agreement, between SLS International, Inc. and John M. Gott, dated March 10, 2006 and effective December 31, 2005*	Exhibit 10.1 to Form 8-K filed March 14, 2006
Amendment to Employment Agreement, between SLS International, Inc. and Steven Lamar, dated March 10, 2006 and effective as of January 4, 2006*	Exhibit 10.2 to Form 8-K filed March 14, 2006
Amendment to Employment Agreement, between SLS International, Inc. and Michael L. Maples, dated March 10, 2006 and effective as of January 4, 2006*	Exhibit 10.3 to Form 8-K filed March 14, 2006
Vendor Agreement, dated February 21, 2006, by and between Best Buy Purchasing LLC and SLS International, Inc.	Filed herewith

Exhibit	Where Located
Addendum to the Vendor Agreement between Best Buy Purchasing, LLC and SLS International, Inc., February 21, 2006	Filed herewith
Consignment Agreement, dated February 21, 2006, between Best Buy Purchasing LLC and SLS International Inc.	Filed herewith
Product Service Agreement, dated February 21, 2006, by and between SLS International, Inc. and Best Buy Stores, L.P.	Filed herewith
List of Subsidiaries of SLS International, Inc.	Exhibit 21 to Annual Report on Form 10-KSB filed March 28, 2005
Consent of Weaver & Martin LLC Independent Certified Public filed March 28, 2005	Filed herewith
Consent Order of Missouri Securities Division and SLS International, Inc.	Exhibit 99(iv) to Post-Effective Amendment No. 1 filed May 30, 2001
Promotional Shares Lock-In Agreement	Exhibit 99(v) to Post-Effective Amendment No. 1 filed May 30, 2001
Modification to Consent Order of Missouri Securities Division and SLS International, Inc.	Exhibit 99.1 to Post-Effective Amendment No. 2 filed February 9, 2004

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SLS INTERNATIONAL, INC.

By /s/ M. MAPLES
M. Maples
(Chief Financial Officer and
Chief Operating Officer)

Date: March 31, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 31, 2006.

Signature	Title
/s/ J. GOTT J. Gott	Chief Executive Officer and Director (Principal Executive Officer)
/s/ C. FOUDREE C. Foudree	Director
/s/ R. LUKE, PH.D R. Luke, Ph.D	Director
/s/ M. MAPLES M. Maples	Chief Financial Officer, Chief Operating Officer and Director
/s/ R. RING R. Ring	Director
/s/ M. MAPLES (M. Maples)	Chief Financial Officer and Chief Operating Officer (Principal Accounting Officer)

SLS INTERNATIONAL, INC.

DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
SLS INTERNATIONAL, INC.
Ozark, Missouri

We have audited the accompanying consolidated balance sheet of SLS International, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders' equity, valuation and qualifying accounts, and cash flows for each of the three years in the period ended December 31, 2005. We also have audited management's assessment that SLS International, Inc. has maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SLS International, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over the financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that that controls may become inadequate because of changes in conditions, or that the degree of of compliance with the policies may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SLS International, Inc. as of December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the three year period ended December 31, 2005 in conformity with generally accepted accounting principles accepted in the United States of America. Also, in our opinion, management's assessments that SLS International, Inc. maintained effective internal control over financial reporting reporting as of December 31, 2005 is fairly stated, in all material respects, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, SLS International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31,2005, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and is dependent upon the continued sale of its securities or obtaining debt financing for funds to meet its cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEAVER & MARTIN, LLC
Kansas City, Missouri
February 24,2006

SLS INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEET

	December 31, 2005	December 31, 2006
ASSETS		
Current assets:		
Cash	$ 195,573	$ 10,712,858
Accounts receivable, less allowance for doubtful accounts of $45,000 as of December 31, 2005 and 2004	614,048	271,429
Inventory	4,193,236	1,908,588
Deposits - inventory	316,629	50,000
Deposits - merger	—	100,000
Prepaid expenses and other current assets	258,024	192,817
Total current assets	5,577,510	13,235,692
Fixed assets:		
Vehicles	283,233	51,949
Equipment	483,635	234,805
Leasehold improvements	6,488	245,681
Building	4,401,739	—
	5,175,095	532,435
Less accumulated depreciation	249,695	105,131
Net fixed assets	4,925,400	427,304
Prepaid Expense	110,337	—
Total assets	$ 10,613,247	$ 13,662,996

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEET (CONTINUED)

	December 31, 2005	December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt and notes payable	$ 4,376	$ 29,101
Accounts payable	1,470,913	346,980
Customer Deposits	207,819	—
Accrued liabilities	172,919	630,503
Total current liabilities	1,856,027	1,006,584
Notes payable, less current maturities	7,367	10,951
Accrued Liabilities Class D Warrants	—	—
Total long term liabilities	7,367	10,951
Total liabilities	1,863,394	1,017,535
Commitments and contingencies:		
Temporary Equity:		
Preferred stock, Series A, $.001 par, 2,000,000 shares authorized; 66,000 and 346,873 shares issued as of December 31, 2005 and December 31, 2004	66	347
Contributed Capital – preferred	348,625	1,707,367
Common stock, $.001 par: 125,000,000 shares authorized on December 31,2005 and 75,000 shares authorized on December 31,2004; 2,568,400 shares issued as of December 31,2005 and 2,568,400 shares issued as of December 31, 2004	2,568	2,568
Contributed capital – Common	1,338,132	1,338,132
Preferred stock, Series B, $.001 par, 1,000,000 shares authorized; 89,700 and 196,050 shares issued as of December 31, 2005 and December 31, 2004	90	196
Preferred stock, Series C, $.001 par, 25,000 shares authorized; 14,450 and no shares issued as of December 31, 2005 and December 31, 2004.	14	—
Deposits on Preferred stock, Series C	—	8,849,420
Contributed capital - preferred	16,787,062	5,069,298
Common stock, $.001 par; 125,000,000 shares authorized; on December 31, 2005 and 75,000,000 shares authorized on December 31, 2004. 43,719,910 shares and 41,751,080 shares issued as of December 31, 2005 and December 31, 2004	43,719	39,184
Common stock not issued but owed to buyers; 3,071 and 300,000 shares at December 31, 2005 and December 31, 2004	3	300
Contributed capital – common	28,339,951	20,543,959
Unamortized cost of stock issued for services	(1,310,862)	(1,363,973)
Retained deficit	(36,799,515)	(23,541,337)
Total shareholders' equity	8,749,853	12,645,461
	$ 10,613,247	$ 13,662,996

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2005	2004	2003
Revenue	$ 4,015,099	$ 2,040,575	$ 968,245
Cost of sales	3,065,827	1,507,353	601,213
Gross profit	949,272	533,222	367,032
General and administrative expenses	12,413,227	9,179,555	4,492,237
Loss from operations	(11,463,955)	(8,646,333)	(4,125,205)
Other income (expense):			
Interest expense	(5,354)	(1,907)	(39,170)
Interest and miscellaneous, net	192,967	48,341	185,034
Gain (loss) on disposal of fixed assets	(234,158)	—	—
Gain (loss) on valuation of Class D warrants	1,506,112	—	—
	1,459,567	46,434	145,864
Loss before income tax	(10,004,388)	(8,599,899)	(3,979,341)
Income tax provision	—	—	—
Net loss	(10,004,388)	(8,599,899)	(3,979,341)
Deemed dividend associated with beneficial conversion of preferred stock	(3,246,112)	(4,097,877)	(1,798,438)
Premium - preferred series C	(7,678)	—	—
Net loss available to common shareholders	$ (13,258,178)	$ (12,697,776)	$ (5,777,779)
Basic and diluted loss per share	$ (0.29)	$ (0.38)	$ (0.23)
Weighted average shares outstanding	45,498,578	33,072,988	25,496,816

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

	Preferred Stock, Series A		Preferred Stock, Series B			Preferred Stock Series C		
	Shares	Amount	Shares	Amount	Deposit on Preferred C	Shares	Amount	Discounts on Preferred
Balance, January 1, 2003	315,000	$ 315	—	$ —	$ —	—	$ —	$ (233,294)
Net loss for the year	—	—	—	—	—	—	—	—
Sales of preferred stock	1,468,300	1,468	—	—	—	—	—	—
Beneficial conversion of preferred	—	—	—	—	(3,451,720)	—	—	3,451,720
Preferred discount amortization	—	—	—	—	—	—	—	1,798,438
Stock issued from prior period sales	—	—	—	—	—	—	—	—
Conversion of preferred to	(238,000)	(238)	—	—	—	—	—	—
Common stock issued for services	—	—	—	—	—	—	—	—
Options issued to employees & directors	—	—	—	—	—	—	—	—
Options issued for services	—	—	—	—	—	—	—	—
Options exercised for common stock	—	—	—	—	—	—	—	—
Amortization of stock issued for services	—	—	—	—	—	—	—	—
Conversion of "A" warrants for services	—	—	—	—	—	—	—	—
Common stock warrants exercised	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Balance, December 31, 2003	1,545,300	$ 1,545	—	$ —	$ —	—	$ —	$ (1,886,576)
Net loss for the year	—	—	—	—	—	—	—	—
Sales of preferred stock with C Warrants	—	—	272,100	272	—	—	—	—
Beneficial conversion of preferred	—	—	—	—	—	—	—	(2,211,300)
Preferred discount amortization	—	—	—	—	—	—	—	4,097,876
Stock issued from prior period sales	—	—	—	—	—	—	—	—
Conversion of preferred to common	(1,200,600)	(1,200)	(76,050)	(76)	—	—	—	—
Common stock issued for services	—	—	—	—	—	—	—	—
Options issued to directors	—	—	—	—	—	—	—	—
Options issued for services	—	—	—	—	—	—	—	—
Deposit on Series C preferred stock	—	—	—	—	8,849,420	—	—	—
Amortization of stock issued for services	—	—	—	—	—	—	—	—
Common stock cancelled	—	—	—	—	—	—	—	—
Common stock warrants exercised	—	—	—	—	—	—	—	—
Common stock issued Evenstar acquisition	—	—	—	—	—	—	—	—
Other	2,173	2	—	—	—	—	—	—
Balance, December 31, 2004	346,873	$ 347	196,050	$ 196	$ 8,849,420	—	$ —	$ —
Net loss for the year	—	—	—	—	—	—	—	—
Sales of preferred stock with C Warrants	—	—	—	—	(8,849,420)	15,000	15	(3,246,112)
Beneficial conversion of preferred	—	—	—	—	—	—	—	3,246,112
Preferred discount amortization	—	—	—	—	—	—	—	—
Stock issued from prior period sales	—	—	—	—	—	—	—	—
Conversion of preferred to common	(280,873)	(281)	(106,350)	(106)	—	(550)	(1)	—
Common stock issued for services	—	—	—	—	—	—	—	—
Options issued to directors	—	—	—	—	—	—	—	—
Options issued for services	—	—	—	—	—	—	—	—
Deposit on Series C preferred stock	—	—	—	—	—	—	—	—
Amortization of stock issued for services	—	—	—	—	—	—	—	—
Common stock cancelled	—	—	—	—	—	—	—	—
Common stock warrants exercised	—	—	—	—	—	—	—	—
Common stock issued Evenstar acquisition	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Balance, December 31, 2005	66,000	$ 66	89,700	$ 90	$ —	14,450	$ 14	$ —

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

	Contributed Capital-Pref	Common Stock Shares	Common Stock Amount	Common Stock Amount Unissued	Common Stock Contributed Capital	Unamortized Cost of Stock Issued For Service	Deficit	Retained Total
Balance, January 1, 2003	$41,852,183	21,453,528	$21,454	$ 1,222	$ 3,386,624	$ (524,984)	$ (5,065,782)	$ (562,262)
Net loss for the year	—	—	—	—	—	—	(3,979,341)	(3,979,341)
Sales of preferred stock	3,669,282	—	—	—	—	—	—	3,670,750
Beneficial conversion of pref	—	—	—	—	—	—	—	—
Preferred discount amortization	—	—	—	—	—	—	(1,798,438)	—
Stock issued from prior period	—	1,220,000	1,220	(1,220)	—	—	—	—
Conversion of preferred to	1,561,760	2,380,000	2,380	—	1,559,618	—	—	—
Common stock issued for services	720,452	720	—	912,316	(913,036)	—	—	
Options issued to employees &directors	—	—	—	23,134	—	—	23,124	—
Options issued for services	—	—	—	—	1,142,432	—	—	1,142,432
Options exercised for common stock	—	79,000	79	181	64,740	—	—	65,000
Amortization of stock issued for services	—	—	—	—	—	656,816	—	656,816
Conversion of "A" warrants for services	—	394,600	395	—	199,605	—	—	200,000
Common stock warrants exercised	—	1,982,600	1,983	—	1,030,817	—	—	1,032,800
Other	160	—	—	—	—	—	—	160
Balance, December 31, 2003	$ 7,411,585	28,230,180	$28,231	$ 183	$ 8,319,286	$ (781,204)	$10,843,561)	$ 2,249,489
Net loss for the year	—	—	—	—	—	—	(8,599,899	(8,599,899)
Sales of pref stock C Warrants	4,828,418	—	—	—	273,560	—	—	5,102,250
Beneficial conv of preferred	2,211,300	—	—	—	—	—	—	—
Preferred discount amortization	—	—	—	—	—	—	(4,097,876)	—
Stock issued from prior period Sales	—	183,000	183	(183)	—	—	—	—
Conversion of pref to common	(7,674,594)	12,766,500	12,767	—	7,663,103	—	—	—
Common stock issued for Services	—	—	—	300	479,700	(480,000)	—	—
Options issued to directors	—	—	—	—	87,786	—	—	87,786
Options issued for services	—	—	—	—	4,019,027	(814,781)	—	3,204,246
Deposit on Series C preferred Stock	—	—	—	—	—	—	—	8,849,420
Amortization of stock issued for services	—	—	—	—	—	712,012	—	712,012
Common stock cancelled	—	(100,000)	(100)	—	100	—	—	—
Common stock warrants exercised	—	328,400	328	—	178,872	—	—	179,200
Common stock issued Evenstar Acquisition	—	300,000	300	—	860,700	—	—	861,000
Other	44	43,000	43	—	(43)	—	(1)	(43)
Balance, December 31, 2004	$ 6,776,665	41,751,080	$41,752	$ 300	$21,882,091	$ (1,363,973)	$(23,541,337)	$ 12,645,461

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

			Common Stock					
	Contributed Capital-Pref	Shares	Amount	Amount Unissued	Contributed Capital	Unamortized Cost of Stock Issued For Service	Deficit	Retained Total
Balance, December 31, 2004	$ 6,776,665	41,751,080	$41,752	$ 300	$21,882,091	$ (1,363,973)	$(23,541,337)	$ 12,645,461
Net loss for the year	—	—	—	—	—	—	(10,004,388)	(10,004,388)
Sales of pre stock C Warrants	15,080,409	—	—	—	—	—	—	2,984,892
Beneficial conversion of preferred	—	—	—	—	—	—	—	—
Preferred discount amortization	—	—	—	—	—	—	(3,246,112)	—
Stock issued from prior period sales	—	—	—	—	—	—	—	—
Conversion of pref to common	(4,721,388)	4,132,230	4,132	—	4,717,644	—	—	—
Premium on series C conversion	—	3,071	—	3	7,675	—	7,678)	—
Common stock issued for services	—	300,000	300	—	719,700	(720,000)	—	—
Options issued to directors	—	—	—	—	196,000	—	—	196,000
Options issued for services	—	—	—	—	954,928	—	—	954,928
Deposit on Series C preferred stock	—	—	—	—	—	—	—	—
Amortization of stock issued for services	—	—	—	—	—	773,110	—	773,110
Common stock cancelled	—	—	—	(300)	300	—	—	—
Services paid on behalf of the company	—	—	—	—	1,156,600	—	—	1,156,600
Options exercised for common stock	—	100,000	100	—	24,900	—	—	25,000
Common stock warrants exercised	—	—	—	—	—	—	—	—
Common stock issued for compensation	—	—	—	—	—	—	—	—
Amortization of stock issued for compensation	—	—	—	—	—	—	—	—
Other	—	5,000	5	—	18,245	—	—	18,251
Balance, December 31, 2005	$ 17,135,686	46,291,381	$46,289	$ 3	$29,678,083	$ (1,310,862)	$(36,799,515)	$ 8,749,853

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2005	2004	2003
Operating activities:			
Net loss	$(10,004,388)	$ (8,599,899)	$(3,979,341)
Adjustments to reconcile net income to cash flows from operating activities:			
Depreciation and amortization	156,765	51,183	24,755
Amortization of cost of stock issued for services	662,768	712,012	856,816
Expense of stock options granted for services	2,418,887	3,293,987	1,165,566
Gain on sale of fixed assets	234,158	(11,000)	—
Goodwill impairment charge	—	1,148,502	—
Gain (loss) on valuation of Class D warrants	(1,506,112)	—	—
Change in assets and liabilities:			
Accounts receivable, less allowance for doubtful accounts	(342,619)	6,236	(112,641)
Inventory	(2,284,649)	(1,318,291)	325,724)
Deposits – inventory	(266,629)	(50,000)	—
Deposits – merger	100,000	—	—
Prepaid expenses and other current assets	(175,545)	(185,967)	86
Accounts payable	1,123,932	(10,307)	(60,162)
Customer Deposits	207,819	—	—
Due to shareholders	—	—	(23,193)
Accrued liabilities	(458,582)	604,365	(144,759)
Cash used in operating activities	(10,134,196)	(4,359,179)	(2,601,597)
Investing activities:			
Proceeds from sale of fixed assets	—	11,000	—
Additions of fixed assets	(4,889,018)	(158,294)	(318,724)
Cash provided by (used in) investing activities	(4,889,018)	(155,294)	(318,724)
Financing activities:			
Sale of stock, net of expenses	4,534,238	5,291,950	4,768,550
Acquisition of subsidiary	—	(400,000)	—
Deposit received on Series C Preferred, net of expenses -	—	8,849,420	—
Borrowing on notes payable	—	—	21,461
Repayments of notes payable	(28,309)	(4,825)	(391,144)
Cash provided by financing activities	4,505,929	13,736,545	4,398,867
Increase (decrease) in cash	(10,517,285)	9,230,072	1,478,546
Cash, beginning of period	10,712,858	1,482,786	4,240
Cash, end of period	$ 195,573	$10,712,858	$ 1,482,786
Supplemental cash flow information:			
Interest paid	$ 5,354	$ 157	$ 43,345
Income taxes paid (refunded)	—	—	—
Noncash investing activities:			
Stock issued and options granted for services	$ 2,418,887	$ 3,293,987	$ 2,278,602
Conversion of notes payable	—	—	—

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

	Beginning of Year	Balance at Costs and Expenses	Additions Charged to Balances at Deductions	End of Year
Year ended December 31, 2003				
Allowance for doubtful accounts	$ 132,396	—	$ 87,396	$ 45,000
Income tax valuation allowance	1,123,700	741,200	—	1,864,900
Year ended December 31, 2004				
Allowance for doubtful accounts	45,000	—	—	45,000
Income tax valuation allowance	1,864,900	1,382,440	—	3,247,340
Year ended December 31, 2005				
Allowance for doubtful accounts	45,000	—	—	45,000
Income tax valuation allowance	3,247,340	2,700,615	—	5,947,955

The accompanying notes are an integral part of these consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

Our primary business is the design and manufacture of loudspeakers based on our proprietary planar ribbon driver and unique cabinet designs. We sell our products primarily through dealers and contractors and are developing retail channels through various high volume consumer retail channels.

Inventories:

Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory consists of finished goods, raw materials and parts. Included in inventory at December 31, 2005 is $1,474,481 of finished goods and $2,718,776 of raw materials. Included in inventory at December 31, 2004 is $497,369 of finished goods and $1,411,219 of raw materials. Also included in Inventory at December 31, 2005 and 2004 was $0 and $116,987 of goods consigned to sales representatives and dealers.

Fixed Assets:

Fixed assets are recorded at cost and depreciated over their estimated useful lives. Depreciation is provided on a straight-line basis. The lives used for items within each property classification range from 5 to 39 years.

Maintenance and repairs are charged to expense as incurred.

Depreciation expense was $156,764, $51,183, and $24,755 in the years ended December 31, 2005, 2004, and 2003.

Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in major banks and financial institutions. From time to time, the Company's cash deposited with banks exceeded the FDIC insurance limit of $100,000. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas, however most are in the same industry; therefore, customers may be similarly affected by changes in economic and other conditions within the industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. As of December 31, 2005 and 2004, approximately 36% and 30%, respectively, of the Company's net accounts receivable balance was due from four customers.

Research and Development:

Research and development costs relating to both present and future products are expensed when incurred and included in operating expenses. Research and development costs were $124,349, $77,065 and $31,435 for the years ended December 31, 2005, 2004 and 2003.

Advertising and Promotional Expenses:

Advertising and promotional expenses are charged to operations in the period incurred. Advertising and promotion expenses were $2,860,994, $414,337, and $150,713 for the years ended December 31, 2005, 2004, and 2003.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Revenue Recognition:

Revenue is recognized when the products are shipped to customers.

Accounts Receivable:

Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and the age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Cash Equivalents:

The Company's cash equivalents consist principally of any financial instruments with maturities of generally three months or less and cash investments. The carrying values of these assets approximate their fair market values.

Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2005, there had been no impairment in the carrying value of long-lived assets.

Goodwill and Other Intangible Assets:

Goodwill and indefinite life intangible assets are recorded at fair value and not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators arise, as required by SFAS No. 142. As of December 31, 2005 and 2004 the Company had no goodwill or other intangible assets. See Note 8, Acquisitions, for goodwill impairment expense during 2004. There was no goodwill impairment expense recorded during 2005.

Financial Instruments:

The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Based upon borrowing rates currently available to the Company with similar terms, the carrying value of notes payable and long-term debt approximates fair value.

Net Loss Per Share:

The Company computes loss per share in accordance with SFAS No. 128, Earnings Per Share. This standard requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted loss per share computation.

The Company's potentially issuable shares of common stock pursuant to outstanding stock options and convertible preferred stock are excluded from the Company's diluted computation, as their effect would be anti-dilutive.

Recently Issued Accounting Standards:

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (the Interpretation). The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. The Interpretation was originally immediately effective for variable interest entities created after January 31, 2003, and effective in the fourth quarter of the Company's fiscal 2003 for those created prior to February 1, 2003. However, in October 2003, the FASB deferred the effective date for those variable interest entities created prior to February 1, 2003, until the Company's first quarter of fiscal 2004. The Company has completed the process of evaluating the Interpretation and believes its adoption will not have a material impact on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which revised SFAS No. 123 and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that companies recognize compensation expense associated with grants of stock options and other equity instruments to employees in the financial statements. Compensation cost will be measured based on the fair value of the instrument on the grant date and will be recognized over the vesting period. This pronouncement applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. The Company anticipates that the effect of adopting this statement will not have a material effect on the financial statements.

Stock-Based Compensation:

The Company accounts for its stock and options issued for services by non-employees based on the market value of the stock at the date of the agreement and the market value of the options as determined by the Black-Scholes pricing model. The cost is amortized to expense over the life of the agreement to provide services. The Company accounts for its stock option plan in accordance with the provisions of SFAS No. 123, "Accounting for Stock Based Compensation". SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations and provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. During 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, effective as of the beginning of the year. There had been no previous granting of options to employees and therefore this adoption had no effect on previous financial statements. See Note 14 for details of employee stock options issued during the years ended December 31, 2005, 2004 and 2003.

***Income* Taxes:**

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expense items are recognized for financial reporting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes. Under this method, the computation of deferred tax assets and liabilities give recognition to the enacted tax rates in effect in the year the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that the Company expects to realize.

Reclassifications

Certain amounts in the financial statements for the prior period have been reclassified to conform to the current period's presentation.

2. GOING CONCERN MATTERS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended December 31, 2005, 2004 and 2003, the company incurred losses of $10,004,388, $8,599,899, and $3,979,341 respectively. The financial statements do not include any adjustments relating to the recoverability and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern. It is management's plan to finance its operations for the foreseeable future primarily with proceeds from capital contributed by shareholders and to explore other financing options in the investment community. At December 31, 2005 no formal agreements had been entered into. There can be no assurance that these sources will provide sufficient cash inflows to enable the Company to achieve its operational objectives.

3. LONG TERM DEBT AND NOTES PAYABLE

Long term debt and notes payable consists of the following at December 31, 2005 and 2004:

	December 31,	
	2005	2004
Notes payable to an individual, interest rate of 7% uncollateralized, principal due September of 2005	$ —	$25,000
Equipment note, payments in monthly installments of $407 beginning Oct. 2003, ending Sept. 2008. Interest at 5.16%	11,743	15,052
Less current portion	4,376	29,101
Long-term portion	$ 7,367	$10,951

The aggregate principal amounts due in the future are as follows: $4,376 in 2006, $4,607 in 2007, and $2,760 in 2008.

The note payable to an individual for $25,000 was paid in full in June of 2005.

Interest expense accrued on long-term debt was $5,354 and $1,907 in the years ended December 31, 2005 and 2004.

4. COMMITMENTS

Rent expense for operating leases was approximately $71,400, $98,943 and $62,150 for the years ended December 31, 2005, 2004 and 2003. This lease had expired by December 31, 2005, so there are no future lease commitments under this lease.

In February 2006, the building that serves as our principal location was sold to a third party and leased back to the company in a ten - year lease. The term of the lease runs from February 2006 through February 2016.

Future minimum lease payments under this new lease are as follows:

2006	$ 412,500
2007	$ 450,000
2008	$ 450,000
2009	$ 450,000
2010 and thereafter	$3,150,000
	$4,912,500

5. INCOME TAXES

The Company does not have an income tax provision in 2005, 2004 and 2003. The Company has loss carryforwards of approximately $17,493,985 expiring from 2011 to 2019.

Deferred tax is comprised of the following:

	2005	2004	2003
Non-current asset:			
Net operating loss	$ 5,947,955	$ 3,247,340	$ 1,864,900
Valuation allowance	(5,947,955)	(3,247,340)	(1,864,900)
Total deferred tax, net	$ —	$ —	$ —

A percent reconciliation of the provision for income taxes to the statutory federal rate is as follows:

	2005	2004	2003
Statutory federal income tax rate	(34.0%)	(34.0%)	(34.0%)
Non deductible expense	16.6%	15.3%	17.0%
Change in valuation allowance	17.4%	18.7%	17.0%
Effective tax rate	0.0%	0.0%	0.0%

6. RELATED PARTY TRANSACTIONS

In 2005, SLS entered into a three year consulting agreement with a consultant. SLS pays the consultant $10,000 per month under this agreement for services provided to the company. Upon signing the agreement, the consultant had no relationship with the company or any of its officers, but has since become the spouse of the President, Steve Lamar.

There was an amount due from a shareholder of $511 as of December 31, 2004 and 2003. Amounts owed by or to shareholders to the Company are charged against or credited to interest. As of December 31, 2005 the amount due from shareholder was $0.

In December of 2004, the Company entered into a real estate lease with a company 50% owned by the President of the Company. The lease contained an option to purchase the building for $3,500,000. In February of 2005, the Company exercised the option and purchased the building. The Company paid rent of $18,750 for January of 2005 before the purchase occurred.

7. MAJOR CUSTOMERS AND SUPPLIERS

In 2005,the Company received approximately 33% of its revenue from five customers with the largest customer accounting for 17% of total revenue. The Company purchased approximately 51% of the cost of sales from five vendors with the largest vendor accounting for 21% of total cost of sales.

In 2004, the Company received approximately 22% of its revenue from five customers with the largest customer accounting for 6% of total revenue. The Company purchased approximately 49% of the cost of sales from five vendors with the largest vendor accounting for 15% of total cost of sales.

In 2003, the Company received approximately 32% of its revenue from five customers with the largest customer accounting for 16% of total revenue. The Company purchased approximately 87% of the cost of sales from five vendors with the largest two vendors accounting for 55% of total cost of sales.

8. ACQUISITIONS

In February of 2004, the Company entered into an agreement with the owners of SA Sound B.V. and SA Sound USA, Inc. giving the Company an option to acquire said companies at any time prior to February 27, 2004 for a purchase price of 370,000 euros, approximately $467,000. The Company paid 50,000 euros, approximately $63,000 for this option. The option agreement entitled the Company to a refund of the option price if the due diligence performed by the Company disclosed any material adverse facts about said companies. After completion of the due diligence, the Company determined not to exercise the option to purchase and has asserted its right to a refund of the option price. The sellers are challenging the return of the option price. $109,165 has been recorded as acquisitions expense in the year ended December 31, 2004 in relation to the option price and related legal fees for this acquisition attempt.

In March of 2004, the Company completed a merger with Evenstar, Inc. into a newly formed, wholly owned subsidiary. In exchange for said merger, the Company paid $300,000 in cash and issued 300,000 shares of common stock to the seller. Based on market value of the common stock on the date of closing and the cash paid, the total acquisition price was $1,161,000. Simultaneously with the merger, the Company hired the seller as director of its electronics division. Evenstar, Inc had virtually no assets other than patents, valued at $12,498, and has not shown any revenue for the two years previous to the merger. The excess of the purchase price over the cost of the patents was recorded as goodwill in the first quarter of 2004. Simultaneously, the Company recorded a charge for impairment of goodwill of the same amount. Impairment charges relating to this merger were $1,148,502 for the year ended December 31, 2004.

In April of 2004, the Company entered into a strategic alliance agreement with Bohlender-Graebener Corporation (BG). The Company paid BG $100,000 on April 2, 2004 for this agreement. This amount is recorded on the December 31, 2004 financial statements as deposits - merger. The agreement term was for one year and could be extended for any length of time after the first year by mutual agreement between BG and the Company. During the term of the agreement BG was required to work with the Company, diligently and in good faith, to consummate a merger. During the first six months of the agreement, BG was not permitted to solicit any offer to purchase BG, and was not permitted to respond to any unsolicited offer. In addition to the above, BG granted the Company exclusive sales and marketing rights to certain BG products and the Company committed to purchase certain minimum quantities of various BG products at agreed-upon prices. In the event no agreement to merge the companies on mutually acceptable terms could be reached before termination of the agreement, BG was entitled to keep the $100,000 cash payment as consideration for its performance under the agreement. In October of 2004, the Company agreed to pay BG an additional $100,000 as prepayment of future inventory purchases and BG agreed to extend certain terms of the agreement by six months. As of December 31, 2005, no agreement to merge the companies had been reached and the $100,000 was recorded as acquisition expense in the year ended December 31, 2005.

9. STOCKHOLDERS' EQUITY

Year ended December 31, 2003:

In 2003, 1,966,000 Class A warrants were exercised for 1,966,000 shares of common stock for a total of $983,000. Also in 2003, 394,600 Class A warrants were exercised for 394,600 shares of common stock for services rendered.

In 2003, 16,600 Class B warrants were exercised for 16,600 shares of common stock for a total of $49,800.

In 2003, 260,000 options were exercised for 260,000 shares of common stock for a total of $65,000.

In 2003, the Company sold 1,468,300 shares of preferred stock, series A, for $3,670,750. The preferred stock offering closed on July 31, 2003. This preferred stock contained a beneficial conversion feature. The feature allows the holder to convert the preferred to 10 shares of common stock one year after buying the shares. A discount on preferred shares of $3,451,720 relating to the beneficial conversion feature was recorded which was amortized over a one-year period beginning with the date the shareholders purchased their shares

During 2003, 238,000 shares of preferred stock, series A, were converted to 2,380,000 shares of common stock.

In February 2003, an agreement was signed with Tom Puccio for consulting services to be performed February 15, 2003 to August 25, 2003. As compensation for consulting services the Company agreed to issue 300,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $93,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost was amortized over the six-month period of the agreement. Consulting expense relating to this agreement was $93,000 for the year ended December 31, 2003.

In July 2003, the Company entered into an endorsement agreement with the recording artist Sting through Steerpike Ltd. The agreement grants 1,100,000 options in exchange for future endorsements of SLS products. Each option is convertible into one share of common stock at a strike price of $0.25 and is exercisable for a period of five years. Expense associated with the options were recorded over the two-year period of the agreement beginning July 31, 2003 and ended July 31, 2005. Expense was recorded at fair market value, using the Black-Scholes pricing model, on an accelerated method, thereby recording a larger portion of the costs in the earlier months of the two-year period. Consulting expense relating to this agreement was $110,601, $1,027,985 and $1,142,432 for the years ended December 31, 2005, 2004 and 2003. As of December 31,2005 all 1,100,000 options have been earned and expensed.

In October 2003, an agreement was signed with Zane Sellis for consulting services to be performed October 28, 2003 to October 28, 2005. As compensation for consulting services the Company agreed to issue 3,226 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $5,162 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost was amortized over the two-year period of the agreement. Consulting expense relating to this agreement was $2,129, $2,580 and $453 for the years ended December 31, 2005, 2004 and 2003. As of December 31, 2005 all amortization for consulting services relating to this agreement have been expensed.

In November 2003, an agreement was signed with George Iordanou for consulting services to be performed November 6, 2003 to November 6, 2005. As compensation for consulting services the Company agreed to issue 3,226 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $4,774 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost was amortized over the two-year period of the agreement. Consulting expense relating to this agreement was $2027, $2,388 and $360 for the years ended December 31, 2005, 2004 and 2003. As of December 31, 2005 all amortization for consulting services relating to this agreement have been expensed.

In November 2003, an agreement was signed with William Fischbach for consulting services to be performed November 10, 2003 to November 10, 2006. As compensation for consulting services the Company agreed to issue 400,000 shares of common stock. Using the market value on the date the agreement was signed; the shares were valued at $780,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost will be amortized over the three-year period of the agreement. Consulting expense relating to this agreement was $260,000, $260,000 and $36,329 for the years ended December 31, 2005, 2004 and 2003. On December 31, 2005 there was $223,671 remaining in unamortized stock issued for services for this agreement. The agreement also calls for the issuance of options, not to exceed an aggregate of 800,000, to Mr. Fischbach on January 1 of each year based on the previous year's performance levels. No options were issued on January 1, 2004 or 2005 under this agreement. The agreement also calls for additional compensation to Mr. Fischbach in the form of a cash fee of 2% of the dollar amount of value provided in a merger, acquisition, or other transaction resulting directly from Mr. Fischbach's services. As of December 31, 2005, Mr. Fischbach had earned no cash fee.

In November 2003, an agreement was signed with Edward Decker for consulting services to be performed November 20, 2003 to November 20, 2005. As compensation for consulting services the Company agreed to issue 7,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $15,050 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost was amortized over the two-year period of the agreement. Consulting expense relating to this agreement was $6,681, $7,524 and $845 for the years ended December 31, 2005, 2004 and 2003. As of December 31, 2005 all amortization for consulting Services relating to this agreement have been expensed.

In November 2003, an agreement was signed with Christopher Obssuth for consulting services to be performed November 20, 2003 to November 20, 2005. As compensation for consulting services the Company agreed to issue 7,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $15,050 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost was amortized over the two-year period of the agreement. Consulting expense relating to this agreement was $6,681, $7,524 and $845 for the years ended December 31, 2005, 2004 and 2003. As Of December 31, 2005 all amortization for consulting services relating to this agreement have been expensed.

Year ended December 31, 2004:

In 2004, 322,400 Class A warrants were exercised for 322,400 shares of common stock for a total of $161,200. All of the remaining Class A warrants expired on August 5, 2004.

In 2004, 6,000 Class B warrants were exercised for 6,000 shares of common stock for a total of $18,000. All of the remaining Class B warrants expired on August 5, 2004.

In 2004, no options were exercised for shares of common stock.

In 2004, 1,200,600 shares of preferred stock, series A, were converted to 12,006,000 shares of common stock.

In 2004, 100,000 shares of common stock were returned to the Company and cancelled as part of a lawsuit settlement.

In 2004, 300,000 shares of common stock were issued for the merger with Evenstar, Inc. See Note 8.

In 2004, the Company commenced an offering of Series B preferred stock and sold 272,100 shares of preferred stock, series B, for $5,102,250, net of expenses. This preferred stock contains a beneficial conversion feature. The feature allows the holder to convert the preferred to 10 shares of common stock six months after buying the shares. Attached to each preferred share is ten Class C warrants. Each Class C warrant has a term of three years and provides the right to purchase one share of our common stock at $7.00 per share. If the average closing market price for our common stock is equal to or greater than $10.50 for a period of 30 days, then such warrants are capable of being repurchased with a 30-day notice, at a price of $.001 per warrant. A discount on preferred shares of $2,211,300 relating to the beneficial conversion feature was recorded and was amortized over the six-month period beginning with the date the shareholders purchased their shares. As of December 31, 2004, $2,211,300 has been amortized to retained earnings and the unamortized discount on preferred shares was $0.

In 2004, 76,050 shares of preferred stock, series B, were converted to 760,500 shares of common stock.

In December 2004, an agreement was signed with W. Curtis Hargis Co. (Hargis) for consulting services. As compensation for consulting services we agreed to issue 100,000 options upon reaching an agreement with a retailer introduced to us by Hargis. This occurred on March 21, 2005. We also agreed to issue Hargis an option to purchase one share of common stock for every $100 in sales from the retailer provided that Hargis shall not be entitled to receive in excess of 500,000 options. The options have a term of three years and have a strike price equal to the average price of the Company's common stock for the five trading days immediately prior to the day the options are earned. As of December 31, 2005, Hargis had earned 101,529 options to purchase common stock. Using the Black-Scholes pricing method, the options were valued at $62,886 and recorded as consulting expense in the year ended December 31, 2005. Factors used in the Black-Scholes pricing model included: risk-free interest rate of 3.93%; strike price of $2.11; market price of $2.30; volatility rate of 25.87%; and a yield rate of 0.00%. The agreement also calls for additional compensation to Hargis in the form of a cash fee of 2% of the net sales realized from the retailer. As of December 31, 2005, Hargis had earned $1,735 based on the value provided to us in the year ended December 31, 2005.

In February of 2004, an agreement was signed with Ryan Schinman for consulting services to be performed indefinitely. As compensation for consulting services the Company agreed to issue 50,000 options on the date of signing and 10,000 options per month thereafter. The options have a term of ten years and a strike price equal to the market price on their grant date. The strike price for the options granted in 2004 ranged from $1.45 to $3.10. Using the Black-Scholes pricing model, the options were valued at $215,600 and recorded as consulting expense for the year ended December 31,2004. In the year ended December 31, 2005, 120,000 options were granted to Ryan Schinmann for consulting services. The options have a strike price equal to market price on their grant date, ranging from $1.99 to $2.51. Using the Black-Scholes pricing model, the options were valued at $113,516 and recorded as consulting expense. Factors used in the Black-Scholes pricing model included: risk-free interest rates of 3.93% to 4.50%; strike prices of $1.99 to $2.51; market prices of $1.99 to $2.51; volatility rate of 21.13% to 25.87%; and a yield rate of 0.00%.

In June 2004, the Company entered into an endorsement / consulting agreement with the recording artist Quincy Jones through Global Drumz, Inc. The Company made a cash payment of $250,000 to Global Drumz, Inc. on the date of the agreement. Pursuant to the agreement, the Company granted options to purchase 1,000,000 shares of its common stock in exchange for future endorsements of its products and various other consulting services. The option has a strike price of $2.00 and is exercisable for a period of five years. The Company also issued 1,000,000 Class C warrants, with a five-year term, for 1,000,000 additional shares of common stock at an exercise price of $7.00 per share. In the event that the closing price of its common stock does not exceed $7.00 per share for a period of five consecutive business days during the period commencing on June 2, 2004 and ending June 2, 2009, the Company shall pay additional compensation of $250,000. Expense associated with the options was recorded over the six-month vesting period of the agreement. The options and warrants automatically vest as to 50% of the stock covered thereby upon the effective date of the agreement and as to one-sixth of the remaining stock covered thereby monthly thereafter. Expense was recorded at fair value, using the Black-Scholes pricing model, on an accelerated method, thereby recording a larger portion of the costs in the earlier months of the six-month period. Factors used in the Black Scholes pricing model included: risk free interest rate of 3.30% to 3.71%; strike price of $2.00 for the options and $7.00 for the warrants; market price of 1.45 to 2.95; volatility rate of 29.28% to 32.36%; and a yield rate of 0.00%. The consulting expense relating to this agreement of $1,658,888 ($250,000 cash, $1,408,888 non cash) was all recorded during the year ended December 31, 2004.

In 2004, no Class C warrants were exercised. As of December 31, 2004, 3,846,000 Class C warrants were outstanding.

Year Ended December 31, 2005:

In February of 2005, an agreement was signed with 3CD Consulting, LLC for consulting services to be performed November 18, 2004 to November 17, 2007. As compensation for consulting services the Company agreed to issue 1,000,000 options for shares of common stock. The options have a term of 3 years and a strike price of $2.00. Using the Black-Scholes pricing model, the options were valued at $814,781 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. Factors used in the Black Scholes pricing model included: risk-free interest rate 3.08%; strike price of $2.00; market price of $2.45; volatility rate of 29.73%; and a yield rate of 0.00%. The expense is amortized over the three-year period of the agreement. Consulting expense relating to this agreement was $271,592 and $31,996 for the years ended December 31, 2005 and 2004. On December 31, 2005, there was $511,193 remaining in unamortized cost of stock issued for services for this agreement.

In January of 2005, an agreement was signed with New AV Ventures, LLC (AV) for consulting services to be performed January 31, 2005 to January 31, 2010. As compensation for consulting services the Company issued 300,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $720,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost will be amortized over the five-year period of the agreement. Consulting expense relating to this agreement was $144,000 for the year ended December 31, 2005. On December 31, 2005 there was $576,000 remaining in unamortized stock issued for services for this agreement. The Company also agreed to give AV a percentage of future sales to certain vendors and one option to purchase one share of common stock for each $100 of sales to vendors generated by AV; provided that AV shall not be entitled to receive in excess of 700,000 options. The options will have a term of five years and have a strike price equal to the average price of the Company's common stock for the five trading days immediately prior to January 1 of the following year. As of December 31, 2005, AV, has earned no cash fee or options under this agreement.

In January of 2005, the Company completed a private placement of 15,000 shares of its Series C Preferred stock for an aggregate purchase price of $15,000,000. The proceeds were $13,340,408, net of expenses. Expenses associated with the offering are legal costs of $132,558 and expenses related to a finder's fee. The finder was compensated $900,000 plus 600,000 warrants, which were valued at $627,034 using the Black-Scholes pricing model and charged as an expense in the first quarter of 2005. Factors used in the Black-Scholes pricing model included: risk-free interest rate of 3.64%: strike price of $2.50; market price of $2.79; volatility rate of 29.73%; and a yield rate of 0.00%.

The Series C Preferred Stock contains a beneficial conversion feature. The feature allows the holder to convert each share of preferred to 400 shares of common stock and accrues a 6% premium to the stated face value of the shares of preferred stock, which would be convertible into additional shares of common stock. A discount on preferred shares of $3,246,112 relating to the beneficial conversion feature was recorded. As of December 31, 2005, the full discount had been amortized to retained earnings.

The 6% premium accrues to the face value of the preferred stock and compounds quarterly. As of December 31, 2005, the face value of the 14,450 outstanding shares are $15,326,826, of which $876,826 is premium. The face value of the preferred stock is convertible into common stock at $2.50 per share. As a result, on December 31, 2005, the 14,450 outstanding shares of preferred stock were convertible into 6,130,730 shares of common stock.

Attached to each Series C Preferred share are 400 Class D warrants. Each Class D warrant has a term of five years and provides the right to purchase one share of our common stock at $6.00 per share, subject to certain adjustments. The Company may redeem the warrants and may require the holders to convert the preferred stock to common stock if certain conditions are met. Using the Black-Scholes model for pricing, the Class D warrants were valued at $1,506,112. Factors used in the Black-Scholes pricing model included: risk-free interest rate of 3.64%; strike price of $6.00; market price of $2.79; volatility rate of 29.73%; and a yield rate of 0.00%.

The provisions of the agreement pertaining to the Class D warrants provide for penalties if we fail to keep the registration statement effect for a preset time period. Since this clause calls for a settlement alternative that would be avoided by the company under other settlement alternatives, we are required by EITF 00-19 to record a liability for the market value of the Class D warrants. The initial amount of this liability is the fair market value as determined by the Black-Scholes pricing model amounting to $1,506,112. Subsequent changes in the Black-Scholes market value are to be reported in our earnings statement. As of December 31, 2005, the Black-Scholes pricing model valued the warrants at $0. Consequently the decrease in the original liability of $1,506,112 to the December 31, 2005 value of $0 results in recognition of a gain of $1,506,112.

In the year ended December 31, 2005, 284,873 shares of preferred stock, series A, were converted to 2,848,730 shares of common stock. There are 66,000 shares of series A preferred stock outstanding as of December 31, 2005.

In the year ended December 31, 2005, 106,350 shares of preferred stock, series B, were converted to 1,063,500 shares of common stock. There are 89,700 shares of series B preferred stock outstanding as of December 31, 2005.

In the year ended December 31, 2005, 550 shares of preferred stock, series C, were converted into 220,000 shares of common stock. The premium on these converted shares was $7,678 and is recorded in these financial statements as a stock dividend. The premium on these shares converted at $2.50 per share into an additional 3,071 shares of common stock. These shares were not issued as of December 31, 2005 are therefore shown in these financial statements as stock not issued but owed.

In June of 2005, an agreement was signed with JMBP, Inc. and Mark Burnett for consulting services. As compensation for consulting services the Company agreed to issue 1,000,000 options for shares of common stock and 1,000,000 warrants for shares of common stock. The options have a term of five years and a strike price of $2.05. The warrants have a term of five years and a strike price of $6.50. 400,000 options and 400,000 warrants vested on the date the agreement was signed. The remaining options and warrants vest upon various events as set forth in the agreement. As of December 31, 2005, 100,000 additional warrants and option were vested. Using the

Black-Scholes pricing model, these options and warrants were valued at $283,740 and recorded as consulting expense for the year ended December 31, 2005. Factors used in the Black-Scholes pricing model included: risk-free interest rate of 3.89%; strike price of $1.91 to $2.05 for the options and $6.50 for the warrants; market price of $2.05; volatility rate of 21.92% to 22.13%; and a yield rate of 0.00%. Expenses to be recorded in future quarters are unknown at this time because the value of the vesting options and warrants will be partly based on the market price on the date the vesting events take place.

In June of 2005, we entered into employment agreements with Michael Maples, Steven Lamar, and John Gott. Each agreement has a term of three years. In the agreements we agreed to pay an aggregate of $150,000 in signing bonuses, agreed to issue an aggregate of 1,125,000 shares of common stock, and agreed to issue an aggregate of 1,250,000 options. The signing bonuses were paid and capitalized as a prepaid expense, which will be amortized over the three-year term of each agreement. In the year ended December 31, 2005, $26,127 was recorded in compensation expense in relation to the prepaid signing bonuses. There is $123,873 remaining in prepaid expense as of December 31, 2005. The 1,125,000 shares of common stock were to be issued in January 2006, but the officers have elected to forgo their rights to receive the stock. Because the officers have given up the rights to the stock and the stock will not be issued, no expense has been recorded on this segment of the employment agreement in the year ended December 31, 2005 and there will be no expense in the future in regards to this stock. The 1,250,000 options will be earned evenly over the three-year agreement. Each option is convertible into one share of common stock at a strike price of $2.50 and is exercisable for a period of ten years. Expense associated with the options will be recorded over the three-year period of the employment agreements at fair market value, using the Black-Scholes pricing model. Compensation expense relating to options earned for the twelve months ended December 31, 2005 was $104,966. Factors used in the Black-Scholes pricing model included: risk-free interest rate of $3.75 - 4.09%; strike price of $2.50; market price of $1.99 - $2.15; volatility rate of 22.13% - 25.87%; and a yield rate of 0.00%. As of December 31, 2005, 223,174 of the 1,250,000 options have been earned and expensed. Expenses to be recorded in future quarters are unknown at this time because the value of the earned options will be partly based on the month-end market price.

In 2005 the company's CEO transferred 70,000 shares of his personal common stock to various individuals for consulting services. For accounting and tax purposes, these transfers are deemed to have been made by the company. The shares were valued using the market price at the date the stock was transferred. The stock price ranged from $2.15 - $2.40. The shares were valued at $161,250 and recorded as consulting expense for the year ended December 31, 2005. year ended December 31, 2005.

In 2005 the company's CEO granted 500,000 options to a consultant from his own personal stock. For accounting and tax purposes, these transfers are deemed to have been made by the Company. Using the Black Scholes pricing model the options were valued at $995,350. Factors used in the Black-Scholes pricing model included: risk free interest rate of $3.19; strike price of $.05; market price of $2.04; volatility rate of 22.13%; and a yield rate of 0.00%. The options were recorded as consulting expense for year ended December 31, 2005.

In the year ended December 31, 2005, 930,000 options were granted to directors of the Company. The options have a strike price of $2.50. Using the Black-Scholes pricing model, the options were valued at $686,868 and recorded as compensation expense. Factors used in the Black-Scholes pricing model included: risk-free interest rates of 3.71% to 4.06%; strike prices of $2.27 to $2.50; market prices of $2.27 to $2.38; volatility rate of 22.13%; and a yield rate of 0.00%. In the second quarter of 2005, 730,000 options issued in the first quarter automatically expired upon resignation of two directors. Therefore, compensation expense for the quarter ended June 30, 2005 was reduced by $490,868 in credits from the expiration of such options for a net expense of $196,000 for the year ended December 31, 2005.

In 2005, no Class D warrants were exercised. As of December 31, 2005, there were 6,000,000 Class D warrants outstanding.

In 2005, no Class C warrants were exercised. As of December 31, 2005, there were 3,846,000 Class C warrants outstanding.

As of December 31, 2005 all Class A and B warrants were expired.

10. UNAMORTIZED COST OF STOCK AND OPTIONS ISSUED FOR SERVICES

As detailed in Note 9, during the years ended December 31, 2002 through 2005, the Company issued common stock and options as part of consulting agreements that were to be expensed over various time periods. The value of stock issued and options granted totaled $720,000, $913,036 and $1,599,213 for the years ended December 31, 2005, 2004,and 2003, respectively. This cost is recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The balance is amortized into consulting expense over the lives of the various consulting agreements. For the years ended December 31, 2005, 2004 and 2003 $773,110, $712,012 and $656,816 was amortized into consulting expense. Unamortized cost of stock issued for services was 1,310,864 as of December 31, 2005 and $1,363,974 as of December 31, 2004.

11. CONSULTING AND INVESTOR RELATIONS SERVICES

Consulting and investor relation services expense was $4,352,716, $4,982,014 and $3,104,153 for the years ended December 31, 2005, 2004, and 2003.,

Consulting expenses relating to stock issued for consulting agreements was $662,768, $712,012, and $656,816 (See Note 10) in the years ended December 31, 2005, 2004, and 2003 and relating to options issued for consulting agreements was $1,837,685, $3,467,254, and $1,142,432 (See Note 9)for the years ended December 31, 2005, 2004, and 2003.

Various individuals and corporations performed consulting services and investor relation services for the Company during the years ended December 31, 2005, 2004, and 2003 and were paid cash in the amounts of $1,852,263, $802,748, and $1,304,905.

12. STOCK OPTIONS

In 2003, the Company issued 1,100,000 options for common stock as part of consulting agreements as detailed in Note 9 and 145,000 employee options as detailed in Note 13. In 2004, the Company issued 2,285,000 options for common stock as part of consulting agreements as detailed in Note 9 and 75,000 employee options as detailed in Note 13. In 2005, the Company issued 1,221,529 options for common stock as part of consulting agreements as detailed in note 9 and 1,450,000 employee options as detailed in Note 13.

The following table summarizes the options granted and assumptions used in determining their value, using the Black-Scholes pricing model:

	2003	2004	2005
Dividend Yield	0%	0%	0%
Weighted Average Expected Stock Volatility	142.94%–46.60%	21.13%–32.86%	22.13%–25.87%
Weighted Average Risk Free Interest Rate	2.85%–3.46%	3.30%–4.50%	3.73%–4.09%
Expected Option Lives	5 to 10 years	3 to 5 years	3 to 10 years
Value of Options Granted	$1,142,432	$3,467,254*	$2,308,545**

* Only options earned in 2004 are valued here. Options to be earned in 2005 have not been valued as they will be valued on the date they are earned. See Note .

** Only options earned in 2005 are valued here. Total value includes some options issued in 2005 that were not valued until the date they were earned. Options to be earned in 2006 have not been valued as they will be valued on the date they are earned. See Note 9.

Options	2003	Weighted Average Exercise Price	2004	Weighted Average Exercise Price	2005	Weighted Average Exercise Price
Outstanding at beginning of year	500,000	$ 0.30	1,485,000	$ 0.27	3,845,000	$ 1.26
Granted	1,245,000	0.25	2,360,000	2.04	2,671,529	2.28
Exercised	260,000	0.25	—	—	105,000	.25
Expired	—	—	—	—	—	—
Outstanding at end of year	1,485,000	$ 0.27	3,845,000	$ 1.26	6,411,529	$ 1.70

13. EMPLOYEE STOCK OPTIONS

During the year ended December 31, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, effective as of the beginning of the year. There had been no previous grants of options to employees and therefore this adoption has no effect on financial statements prior to 2003. There were no employee stock options in any year prior to 2003.

The board of directors approved 145,000 options for employees and directors in the year ended December 31, 2003. The options vested immediately. 10,000 options were approved for each of the three board members for their roles as directors of the company. 115,000 options were approved for employees of the Company for services rendered. Using the Black-Scholes pricing model, in accordance with the fair value recognition provision of FASB Statement No.123, the options were valued at $23,134 and recorded as compensation expense in the year ended December 31, 2003.

The following table summarizes the options granted in 2003 and assumptions used in determining their value, using the Black-Scholes pricing model:

Dividend Yield	0%
Weighted Average Expected Stock Volatility	52.5%
Weighted Average Risk Free Interest Rate	4.04%
Expected Option Lives	10 years
Value of Options Granted	$23,134

Options	2003	Weighted Average Exercise Price
Outstanding at beginning of year	—	—
Granted	145,000	$ .25
Exercised	—	—
Expired	—	—
Outstanding at end of year	145,000	$ 0.25

The board of directors approved 75,0000 options for employees and directors in the year ended December 31, 2004. The options vested immediately. 25,000 options were approved for each of three board members for their roles as directors of the company. Using the Black- Scholes pricing model, in accordance with the fair value recognition provision of FASB Statement No. 123, the options were valued at $57,359 and recorded as compensation expense in the year ended December 31, 2004.

The following table summarizes the options granted in 2004 and assumptions used in determining their value, using the Black-Scholes pricing model:

Dividend Yield	0%
Weighted Average Expected Stock Volatility	25.48%
Weighted Average Risk Free Interest Rate	3.93%
Expected Option Lives	10 years
Value of Options Granted	$57,359

Options	2004	Weighted Average Exercise Price
Outstanding at beginning of year	145,000	$ 0.25
Granted	75,000	$ 2.21
Exercised	—	—
Expired	—	—
Outstanding at end of year	220,000	$ 0.92

The board of directors approved 1,450,000 options for employees and directors in the year ended December 31, 2005.

The following table summarizes the options granted in 2005 and assumptions used in determining their value, using the Black-Scholes pricing model:

Dividend Yield	0%
Weighted Average Expected Stock Volatility	22.13–25.87%
Weighted Average Risk Free Interest Rate	3.73–4.09%
Expected Option Lives	10 years
Value of Options Granted	$300,966*

* Only options earned in 2005 are valued here. Options to be earned in 2006 and beyond have not been valued as they will be valued on the date they are earned.

Options	2005	Weighted Average Exercise Price
Outstanding at beginning of year	220,000	$ 0.92
Granted	1,450,000	$ 2.47
Exercised	—	—
Expired	—	—
Outstanding at end of year	1,670,000	$ 2.27

14. TEMPORARY EQUITY - RESCISSION OFFERS

Holders who exercised warrants during the period from May 1, 2002 through May 10, 2004 may be entitled to demand a rescission of such exercises. During such period, the registration statement that the Company filed with the US Securities and Exchange Commission to register the common stock issuable upon exercise of the warrants may not have been "current" because it had not been amended to include the Company's most recent audited financial statements. The Company intended to, but ultimately did not, make a rescission offer in 2005 to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. The rescission offer would require the Company to repurchase shares of common stock issued upon exercise of warrants at their original exercise price, $.50 for the Class A warrants and $3.00 for the Class B warrants, at each warrant holder's option. The current market price is well above the $.50 exercise price of the Class A warrants so no adjustment to the financial statements for the year ended December 31, 2004 or the nine months ended September 30, 2005 has been made for the rescission offer. The current market price is below the $3.00 exercise price of the Class B warrants. Only 22,600 Class B warrants were issued in the period, making our potential rescission liability to the former Class B Warrant holders equal to $67,800 plus interest, which amount would be reduced to the extent of any sales of the underlying common stock by the former warrant holders. If all warrant holders accepted the rescission offer, the Company would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect on these financial statements. The Company did not make the rescission offer in 2005, as it focused instead on capital-raising, new product launches, and other activities. In 2006, the Company intends to determine whether to make the rescission offer or to allow the statute of limitations to continue to run through their expiration under applicable state law.

From 2001 to 2003, the Company sold shares of our Convertible Preferred Stock, which is reflected in these financial statements as our Series A Preferred Stock. The Company subsequently discovered that the certificate of designation for the Convertible Preferred Stock had not been filed, and the Company made such filing in December of 2004. The delay in filing the certificate of designation may have resulted in the shares of Convertible Preferred Stock not being validly issued. As of December 31, 2005, there were 66,000 shares outstanding. All other convertible preferred stock has been converted to common stock on a 10-to-1 basis, at a conversion price of $0.25 per share. Because the current stock price is well above the conversion price, no adjustments to these financial statements have been recorded for this. The Company believes that the conversion to common stock cures any issues related to the potential invalid issuance of shares of Convertible Preferred Stock. The Company may have rescission liability for the 44,000 shares that have not converted as of March 21, 2006, subject to the prior expiration of applicable statutes of limitation.

15. SUBSEQUENT EVENTS

From January 1 to March 21, 2006, 22,000 shares of preferred stock, series A, were converted into 220,000 shares of common stock.

From January 1 to March 21, 2006, no shares of preferred stock, series B, were converted.

In March 2006, a consultant exercised 100,000 options for $30,000 and was issued 100,000 shares of common stock.

In February 2006, the building that serves as our principal location was sold to a third party for gross proceeds of $4,000,000 and leased back to the company under a ten year operating lease. The term of the lease runs from February 2006 through February 2016. Future minimum lease payments under this new lease are as follows:

2006	$ 412,500
2007	$ 450,000
2008	$ 450,000
2009	$ 450,000
2010 and thereafter	$3,150,000
	$4,912,500

On March 8, 2006, the Board of Directors awarded stock options to 14 key employees, none of whom are executive officers, for an aggregate of 1,068,000 shares at the day's closing market price of $1.04.

On March 9, 2006, we announced the signing of a master Vendor Agreement with Best Buy Co., Inc. Under the terms of the Vendor Agreement, Best Buy will distribute the new Q Line Gold Home Theater Surround Sound System in 618 Best Buy locations throughout the U.S. commencing in May, 2006. The agreement provides that Best Buy will purchase the first 3,090 units of the Q Line Gold Home Theater Surround System that we supply. Following the sale of the initial order of 3,090 units, all additional units will be supplied to Best Buy on a consignment basis.

EXHIBIT 31.1

CERTIFICATIONS

I, John Gott, certify that:

1. I have reviewed this annual report on Form 10-K of SLS International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JOHN GOTT
John Gott, Chief Executive Officer
March 31, 2006

EXHIBIT 31.2

CERTIFICATIONS

I, Michael L. Maples, certify that:

1. I have reviewed this annual report on Form 10-K of SLS International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MICHAEL L. MAPLES
Michael L. Maples, Chief Financial Officer
March 31, 2006

EXHIBIT 32

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of SLS International, Inc. (the "Company") for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of John Gott, Chief Executive Officer of the Company, and Michael L. Maples, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN GOTT
John Gott
Chief Executive Officer
March 31, 2006

/s/ MICHAEL L. MAPLES
Michael L. Maples
Chief Financial Officer
March 31, 2006

This certification accompanies the Report pursuant to§906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

Amendment No. 1

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number 001-31323

SLS INTERNATIONAL, INC.

Incorporated under the Laws of the State of Delaware	**I.R.S. Employer Identification No. 52-2258371**

1650 W. Jackson, Ozark, Missouri 65721

(417) 883-4549

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the Proxy Statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☒

The aggregate market value of our common stock held by nonaffiliates was approximately $45,277,301 on March 21, 2006. On March 21, 2006, 46,608,310 shares of our common stock were outstanding, and the closing price per share of our common stock was $1.13.

EXPLANATORY NOTE

Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006, contemplated that the information to be included in Part III would be incorporated into the report by reference to our Proxy Statement to be filed for our 2006 annual meeting of stockholders. We have now decided instead to amend the report to include the information required to be included in Part III. Items in the original report that are not included herein are not amended and remain in effect as of the date of the original filing.

PART – III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The following table identifies our executive officers and directors on April 14, 2006:

Name	Age	Position
John M. Gott	55	Chairman, Chief Executive Officer and Director
Steven Lamar	35	President
Michael L. Maples	56	Chief Operating Officer, Chief Financial Officer and Director
Chuck Foudree	61	Director
Robert H. (Robin) Luke	63	Director
Robert Ring	63	Director

John M. Gott, our Chairman, Chief Executive Officer and Director, founded SLS in July 2000 in connection with the merger between SLS and its predecessor. He was also founder and Chief Executive Officer of Sound and Lighting Specialists, Inc., the predecessor of SLS International, Inc., which was founded in October 1994. The predecessor engaged in the sale and installation of sound and lighting systems. In that capacity he spearheaded our growth with respect to the sale and installation of sound and lighting systems across the world, including in Carnegie Hall and Disney World in Tokyo. He was our primary salesman through August 2001, when we hired another salesman. Mr. Gott has also been instrumental in the conceptual design and marketing of most of our products. Mr. Gott has acted in his current capacities since our inception. He also served as President from our inception until we hired Steven Lamar in June 2005.

Steven Lamar has served as our President since June 17, 2005. He has spent over 15 years in the financial services industry. Prior to joining SLS, Mr. Lamar was a co-founder and Managing Partner of BayStar Capital Management, LLC, a San Francisco-based hedge fund specializing in private investments in public equities (PIPEs). Prior to BayStar, Mr. Lamar was the Head of Institutional Sales at Shoreline Pacific, where he represented companies, lenders, and investors in PIPE transactions. From 1989 – 1996, Mr. Lamar served in various positions in retail, commercial banking at Citibank and Wells Fargo Bank. Mr. Lamar is Vice Chairman and Board Member of Allied Container Systems, a designer and manufacturer of turn-key solutions for storage, shelter and training facilities. Mr. Lamar is a founding member of Ammo Marketing's Influencer Advisory Board. Mr. Lamar received his Bachelor of Science degree in Business Administration with an emphasis in finance from San Diego State University in 1992.

Michael L. Maples has served as a Director since 2001, and as Chief Operating Officer and Chief Financial Officer since June 17, 2005. He has also acted as a consultant, overseeing all of the Company's accounting and Sarbanes-Oxley related functions for the past two years. From 1996 through June 2005, he was Chief Financial Officer, Chief Administrative Officer, Vice President, Treasurer and Corporate Secretary of TranSystems Corporation, an engineering, planning, and consulting firm for the transportation industry. From 1994 to 1996, he was Senior Financial Consultant for Glass & Associates, a consultant to businesses in critical stages of development. From 1991 to 1994, Mr. Maples was Senior Vice President and Controller for Franklin Savings Association, a publicly held group of financial companies. From 1987 to 1991, he was Vice President of Finance & Information Systems for McNally Wellman Company. From 1987 to 1989 he was Treasurer and Corporate Secretary for McNally Pittsburgh, Inc., a group of privately owned engineering and manufacturing companies supplying equipment, systems, parts, and service to the international and domestic material handling industry. From 1983 to 1987, he was Controller and Staff CPA for Gage & Tucker, a multi-office law firm specializing in corporate representation. From 1976 to 1983, he was a Certified Public Accountant, first at Touche Ross & Co., then with a regional firm, and finally as a sole practitioner.

Chuck Foudree, has served as a Director since July 8, 2005. He also serves on our Audit Committee as Chairman and on our Compensation Committee. Mr. Foudree served in numerous positions at Harmon Industries, Inc. from 1972 through 1999, including Executive Vice President – Finance and Chief Financial Officer. He is a director of Sceptor Industries, Inc. and Carondelet Health and a former director of OTR Express, Inc. and Harmon Industries, Inc. Mr. Foudree also serves on a variety of community boards including the Harry S. Truman Library Institute and the St. Paul School of Theology. His past directorships and trusteeships include Truman State University Foundation, St. Mary's Hospital Foundation and the Financial Executives Institute. Mr. Foudree is a graduate of Truman State University with a degree in Accounting. He is a certified public accountant in the states of Missouri and Kansas.

Robert H. (Robin) Luke, Ph.D., has served as a Director since 2001. He is Professor of Marketing and the Department Head of the Marketing Department at Missouri State University. He has served as the first Department Head of two Marketing Departments and directed the development of the MBA/MPA programs for the University of the Virgin Islands. Dr. Luke has owned and developed several businesses and regularly consults with major U.S. corporations and institutions on marketing issues as a Senior Consultant with R.H. Luke & Associates. He served the Academy of Marketing Science as a member of its Board of Governors from 1992 to 1996 and as Vice President of Development, Vice President and Vice President for Academic Affairs. He presently serves as a Board Member of the Marketing Management Association. He has given or continues to give service commitments to the Boards of Directors or Boards of Advisors of the following organizations: Missouri Partnership for Outstanding Schools, Ozark Greenways, Community Investment Alliance, Sports Directories International, the Community Foundation of the Ozarks, Vision 20/20, the Downtown Springfield Association, Ozarks Chapter of the Boy Scouts of America, A+ Advisory Board of Glendale High School, and Lake County Youth Soccer.

Dr. Luke has presented numerous papers at international, national and regional marketing conferences. He serves on the Editorial Review Board of the Journal of the Academy of Marketing Science, Journal of Marketing Management. His writings have appeared in over 14 publications. He is the author of Business Careers, an informational source on career opportunities for students, counselors and advisors wishing to know more about business professions. At the age of sixteen, under the name Robin Luke, he wrote and performed "Susie Darling," a song that sold over two million copies from 1958 to 1960 and became number one around the world. His career as a recording artist spanned five years and 14 records. He has received numerous awards, including "Distinguished Fellow of the Academy of Marketing Science," the Marketing Management Association's Firooz Hekmat Award in Consumer Behavior and their prestigious Marketing Excellence Award, "best paper awards" from national and international organizations, and the Gift of Time Award from his home city of Springfield Missouri.

Robert Ring has served as a Director since June 21, 2005. He has also served on our Audit Committee and our Compensation Committee. Since 1994, Mr. Ring has consulted in the areas of business process and strategic development with companies that compete in retail, manufacturing, distribution and a variety of service areas. Mr. Ring also is a director of Bass Pro Shops, Cobalt Boats and Duckwall-Alco Stores, Inc. Prior to 1994, Mr. Ring spent 32 years with The Coleman Company. His career at Coleman involved a progression of sales and marketing assignments, the President/General Manager position of Coleman's Recreation Business, Executive Vice President of Worldwide Sales and Marketing, and most recently President and COO from 1990 through 1994.

Mr. Ring also serves on a variety of community boards including the Via Christi Research Foundation Board, the Kansas Wildscape Foundation Board and the Wichita State University Students in Free Enterprise Business Advisory Board. His past service includes the Board of the Wichita Area Chamber of Commerce; the Board of, and two years as Chair of, the Wichita Minority Business Development Committee; the World Trade Center Board; the Wichita Committee of 100 Board; and the Wichita Area Technical College Advisory Board. Mr. Ring is a graduate of The Wichita State University with a degree in Business.

Board Committees

The Board of Directors of the Company held two meetings during 2005. The Board of Directors has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The members of each committee are Messrs. Foudree, Luke and Ring, with Mr. Foudree serving as Chair of the Audit Committee, Mr. Luke as Chair of the Compensation Committee, and Mr. Ring as Chair of the Nominating and Corporate Governance Committee. No Director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the Committees on which he served during the period in 2005 for which he was a Director.

Mr. Foudree qualifies as an audit committee financial expert. Each of Messrs. Foudree, Luke and Ring is "independent" under Item 7(d)(3)(iv) of Schedule 14A under the U.S. Securities Exchange Act and is "independent" under Section 121(A) of the American Stock Exchange listing standards.

Stockholders who wish to communicate directly with one or more Directors may do so by mailing such communications to the Company's principal offices at 1650 W. Jackson, Ozark, Missouri 65714, attention: CEO. The CEO will then relay all communications to the appropriate Director(s).

The Company does not have a policy regarding the attendance of Directors at annual meetings of stockholders.

Procedure for Director Nominations by Stockholders

The Nominating and Corporate Governance Committee will consider all candidates for Director that are recommended by stockholders. Recommendations should be mailed to the Company's principal offices, 1650 W. Jackson, Ozark, Missouri 65714, attention: CEO, at least 120 days prior to the year's annual meeting. The committee gives no special positive or negative consideration to a candidate based on the party that recommended the candidate.

Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, controller and other financial leaders, as well as to our employees generally, which is a "code of ethics" as defined by applicable rules of the Securities and Exchange Commission. This code will be made available to any person, without charge, by mailing a written request to our principal offices, 1650 W. Jackson, Ozark, Missouri 65714, attention: CFO. If we make any amendments to this code, other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this code to our Chief Executive Officer, Chief Financial Officer, or controller, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or on a Current Report on Form 8-K filed with the Securities and Exchange Commission.

Compliance with Section 16(a) of the Securities Exchange Act

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than ten percent of a registered class of our common stock, to file with the SEC initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock. Executive officers, directors and greater than ten-percent stockholders are required to furnish us with copies of all such forms they file.

To our knowledge based solely on review of the copies of such forms we received, or written representations from certain reporting persons that no additional forms were required, all filing requirements applicable to our executive officers, directors and greater than ten-percent stockholders were complied with, with the exception of (a) the Form 3 filings by Messrs. Gott, Lamar, Maples, Foudree, Luke and Ring, which were filed late on November 1, 2005, when their due date was October 23, 2005 and (b) the Form 4 filing by Mr. Maples on January 9, 2006, which reported two sales, one of which was due to be reported on December 21, 2005 and the other was due on December 27, 2005.

ITEM 11. EXECUTIVE COMPENSATION.

Compensation of Executive Officers

The following table summarizes the compensation received by our chief executive officer, and each of our other two executive officers on December 31, 2005, for services rendered to us in 2005, 2004 and 2003.

					Long-Term Compensation
Name & Principal Position	Year	Salary	Bonus(a)	Other Annual Compensation(b)	Common Stock Underlying Awards of Options
John M. Gott	2005	$ 137,246	$ 0	$ 14,925	500,000
	2004	$ 82,212	$ 0	$ 13,768	25,000
	2003	$ 60,460	$ 0	$ 11,734	10,000
Steven Lamar(c)	2005	$ 63,692	$ 100,000	$ 0	500,000
Michael L. Maples(c)	2005	$ 183,653	$ 50,000	$ 0	300,000

(a) Represents signing bonuses of $100,000 to Mr. Lamar and $50,000 to Mr. Maples

(b) Represents $4,187 in 2005, $4,195 in 2004, and $3,768 in 2003 for payments of medical insurance and $14,925 in 2005, $9,573 in 2004 and $7,966 in 2003 for personal use of a company-owned automobile.

(c) Messrs. Lamar and Maples became executive officers on June 17, 2005, and were not our employees prior to such date.

Stock Options. The following table contains information concerning stock options granted to the named executive officers in 2005.

Name	Number of Shares of Common Stock Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date(1)	Grant Date Value(2)
John Gott	500,000	38.5%	$2.50	6/21/2015	$490,000
Steven Lamar	500,000	38.5%	$2.50	6/21/2015	$490,000
Michael L. Maples	300,000	23.0%	$2.50	6/21/2015	$294,000

(1) One-third of the shares become exercisable on each of 6/21/2006, 6/21/2007, and 6/21/2008.

(2) The Black-Scholes pricing model was used to determine the grant date value. Factors used in the Black Scholes pricing model included: risk-free interest rate of 4.06%; strike price of $2.50; market price of $2.27; volatility rate of 22.13%; and a yield rate of 0.00%.

The following table sets forth the value of unexercised "in-the-money" options held by our named executive officers on December 31, 2005 (the difference between the aggregate purchase price of all such options held and the market value of the shares covered by such options on December 31, 2005). Our named executive officers did not exercise any options in 2005.

Name	Number of Shares Underlying Unexercised Options at 12/31/05 (Exercisable/ Unexercisable)	Value of Unexercised In the-Money Options at 12/31/05 (Exercisable/ Unexercisable)
John M. Gott	35,000 / 500,000	$9,700 / $0
Steven Lamar	0 / 500,000	$0 / $0
Michael L. Maples	30,000 / 300,000	$4,850 / $0

Compensation of Directors

We currently provide Directors with an annual grant of options, in an amount to be determined by the Board of Directors each year, to purchase shares of our common stock at fair market value on the date of grant. We also pay non-employee Directors an annual retainer of $12,000; an additional annual retainer of $12,000 for the Audit Committee Chair; a fee of $350 per day or portion thereof for a Director's attendance at meetings of the Board of Directors or committees thereof, but only to the extent in excess of four meetings per year; and reimbursement of reasonable out-of-pocket expenses incurred in connection with their duties.

Employment Agreements

On June 17, 2005, we entered into employment agreements with John M. Gott, our Chairman and Chief Executive Officer; Steven M. Lamar, our President; and Michael L. Maples, our Chief Operating Officer and Chief Financial Officer. Each employment agreement has a term of three years and severance payments equal to six months of base salary following a termination by us without "cause" or a termination by the executive for "good reason."

Mr. Gott's agreement provides for an annual salary of $180,000, a grant of options to purchase up to 500,000 shares of our common stock at $2.50 per share, and an agreement to grant 500,000 shares of our common stock to Mr. Gott in January 2006.

Mr. Lamar's agreement provides for an annual salary of $120,000, a signing bonus of $100,000, a grant of options to purchase up to 500,000 shares of our common stock at $2.50 per share, and an agreement to grant 500,000 shares of our common stock to Mr. Lamar in January 2006.

Mr. Maples' agreement provides for an annual salary of $250,000, a grant of options to purchase up to 250,000 shares of our common stock at $2.50 per share, and an agreement to grant 125,000 shares of our common stock to Mr. Maples in January 2006.

Each of the options described above were granted on June 21, 2005 and have a term of ten years. The options vest in one-third increments on each of the first, second and third anniversaries of the date of the option grant. The options vest in full upon a "change of control" or termination of the executive's employment by us without "cause."

On March 10, 2006, we entered into amendments to the employment agreements with each of Messrs. Gott, Lamar and Maples. The amendments to the employment agreements provide that the executives are no longer entitled to receive the grants of our common stock in January 2006 or, to the extent already received, will return such grants to us. The executives agreed to voluntarily forego the grants to preserve the availability of shares under our 2005 stock incentive plan, to prevent dilution of our outstanding shares, and to eliminate the cash required to fund the related withholding and payroll tax liabilities associated with the grants.

Compensation Committee Interlocks and Insider Participation

Messrs. Foudree, Luke and Ring are the members of our Compensation Committee. No member of the Compensation Committee has held any position or been party to any transaction requiring disclosure in this section.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information as of March 21, 2006 with respect to the beneficial ownership of our common stock by all persons known by us to be beneficial owners of more than 5% of the outstanding shares of our common stock, by directors who own common stock and all officers and directors as a group:

Name	Number of Shares	Percent of Class(1)
John M. Gott	7,367,199(2)	15.31%
Steven Lamar	500,000(3)	1.07%
Michael L. Maples	332,925(4)	*
Chuck Foudree	60,000(5)	*
Robert H. Luke	91,500(6)	*
Robert Ring	55,000(5)	*
Officers and Directors as a Group (6 persons)	8,406,624	18.04%

All such shares are owned directly by the named stockholders.

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* Less than one percent

(1) Based upon a total of 46,608,310 shares outstanding on March 21, 2006.

(2) Includes (a) an option to purchase 851,022 shares owned by Richard L. Norton for $.05 per share, or if lower, 50% of the 5-day average trading price; (b) an option to purchase 10,000 shares at $0.25 per share; and (c) an option to purchase 25,000 shares at $2.21 per share; and (d) an option to purchase 500,000 shares at $2.50 per share.

(3) Includes an option to purchase 500,000 shares at $2.50 per share.

(4) Includes (a) an option to purchase 5,000 shares at $0.25 per share; and (b) an option to purchase 25,000 shares at $2.21 per share; (c) an option to purchase 250,000 shares at $2.50 per share; and (d) an option to purchase 50,000 shares at $2.27 per share.

(5) Includes an option to purchase 50,000 shares at $2.27 per share.

(6) Includes an option to purchase 10,000 shares at $0.25 per share, an options to purchase 25,000 shares at $2.21 per share; and an option to purchase 50,000 shares at $2.27 per share.

EQUITY COMPENSATION PLANS

On December 31, 2005, we had the following securities issued and available for future issuance under equity compensation plans:

	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
Equity compensation plans approved by security holders	2,270,000 shares of common stock	$1.62 per share	1,875,000 shares of common stock
Equity compensation plans not approved by security holders	4,141,529 shares of common stock	$2.28 per share	0
Total	6,411,529 shares of common stock	$1.70 per share of common stock	1,875,000 shares of common stock

For a description of the equity compensation plans not approved by our security holders (which consist solely of individual compensation arrangements for the benefit of consultants or pursuant to promotion agreements), see note 9 to our financial statements beginning on page F-1.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No reports have been required under Section 16(a) of the Securities Exchange Act of 1934, as amended, because our common stock is not registered under Section 12 of such act.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(a) We entered into a lease agreement with Bull Creek Ranch LLC on December 4, 2004. Pursuant to the agreement, we agreed to lease approximately 150,000 square feet of property at 1650 W. Jackson, Ozark, Missouri through February 28, 2010 at a base rent of $18,750 per month for the first twelve months and $28,125 thereafter, with adjustments and additional charges set forth in the agreement. The lease agreement also provided us with an option to purchase the property for $3,500,000, increasing by 5% for each year after the first year of the lease term. On February 3, 2005, we purchased the property for $3,500,000, pursuant to the option to purchase. As a result, the lease agreement terminated. John Gott, our President, Chief Executive Officer and a Director, is a manager of, and a member owning a 50% interest in, Bull Creek Ranch LLC. As a result, Mr. Gott had a material interest in the lease agreement and in our purchase of the property.

On February 10, 2006, we sold the property at 1650 W. Jackson, Ozark, Missouri, to FRS, LLC, a Missouri limited liability company, for gross proceeds of $4,000,000. On February 10, 2006, we entered into a Lease Agreement whereby we agreed to lease our headquarters at 1650 W. Jackson, Ozark, Missouri from FRS, LLC. Pursuant to the agreement, we agreed to lease the property for ten years, with a lease rate of $37,500 per month for the first five years and $43,750 per month thereafter, with adjustments and additional charges set forth in the agreement. Under the lease, we are responsible for expenses for taxes, insurance, maintenance and utilities at the property. For accounting and tax purposes, the lease is to be treated as an operating lease.

The sole member of FRS, LLC is Rick Gregg, who is also a Member owning a 50% interest in Bull Creek Ranch LLC. As stated above, Bull Creek Ranch, LLC is a former owner of the property at 1650 W. Jackson, Ozark Missouri, but was not a party to the purchase and sale, or the lease, described above. Nevertheless, due to the common ownership of Bull Creek Ranch LLC by Messrs. Gott and Gregg, FRS, LLC may be deemed as an affiliate of SLS International, Inc. for certain purposes. We believe that the sale of real estate and lease described above were consummated on arm's-length terms.

(b) Beginning in 2004 and through May 2005, we paid $2,500 per month (an aggregate of $45,000) to Mr. Maples to oversee the work by outside consultants performed in connection with our Sarbanes-Oxley Act compliance efforts.

(c) On January 4, 2005, we completed a private placement with Baystar Capital II, L.P. and three other institutional investors, at which time Mr. Lamar was a Managing Partner of Baystar Capital Management, LLC, which resulted in Mr. Lamar having an indirect financial interest in the private placement. In the private placement, we issued our newly designated Series C Convertible Preferred Stock for an aggregate purchase price of $15 million. The investors also received five-year warrants to purchase an aggregate of six million shares of common stock at an exercise price of $6.00 per share, subject to certain adjustments.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(1) Audit Fees – The aggregate fees billed for professional services rendered by Weaver & Martin, LLC, for the audit of our financial statements and review of the financial statements included in our quarterly reports on Form 10-QSB or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2005 and 2004 were $218,785 and $110,900, respectively.

(2) Audit-Related Fees – There were no other audit-related fees billed by Weaver & Martin, LLC for the years ended December 31, 2005 and 2004.

(3) Tax Fees – There were no tax fees billed by Weaver and Martin, LLC for the years ended December 31, 2005 and 2004.

(4) All Other Fees – There were no other fees billed by Weaver & Martin, LLC for the years ended December 31, 2005 and 2004.

All services to be provided by Weaver & Martin, LLC are subject to pre-approval by the Board of Directors, our CEO or CFO. The Sarbanes-Oxley Act prohibits an issuer from obtaining certain non-audit services from its auditing firm so as to avoid certain potential conflicts of interest. The Company will not obtain any of these prohibited services from Weaver & Martin, LLC, and the Company is able to obtain such services from other service providers at competitive rates.

PART – IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(b) Exhibits.

The following documents are filed as exhibits to this Amendment.

Exhibit	Where Located
Certifications under Section 302 of the Sarbanes-Oxley Act of 2002 / SEC Rule 13a-14(a)	Filed herewith.
Certifications under Section 302 of the Sarbanes-Oxley Act of 2002 / SEC Rule 13a-14(a)	Filed herewith.
Certification under Section 906 of the Sarbanes-Oxley Act of 2002 / 18 U.S.C. Section 1350 / SEC Rule 13a-14(b)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SLS INTERNATIONAL, INC.

By /s/ M. MAPLES
M. Maples
(Chief Financial Officer and
Chief Operating Officer)

Date: April 28, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on April 28, 2006.

Signature	Title
/s/ J. GOTT J. Gott	Chief Executive Officer and Director (Principal Executive Officer)
/s/ R. LUKE, PH.D R. Luke, Ph.D	Director
/s/ M. MAPLES (M. Maples)	Chief Financial Officer, Chief Operating Officer and Director
/s/ M. MAPLES (M. Maples)	Chief Financial Officer and Chief Operating Officer (Principal Accounting Officer)

EXHIBIT 31.1

CERTIFICATIONS

I, John Gott, certify that:

1. I have reviewed this annual report on Form 10-K of SLS International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a -15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JOHN GOTT
John Gott, Chief Executive Officer
April 28, 2006

EXHIBIT 31.2

CERTIFICATIONS

I, Michael L. Maples, certify that:

1. I have reviewed this annual report on Form 10-K of SLS International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a –15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MICHAEL L. MAPLES
Michael L. Maples, Chief Financial Officer
April 28, 2006

EXHIBIT 32

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of SLS International, Inc. (the "Company") for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of John Gott, Chief Executive Officer of the Company, and Michael L. Maples, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN GOTT
John Gott
Chief Executive Officer
April 28, 2006

/s/ MICHAEL L. MAPLES
Michael L. Maples
Chief Financial Officer
April 28, 2006

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.